2024
ANNUAL
REPORT

514

Locations Across 21 States

As of December 31, 2024

90MM+

Cars Washed

For Year Ended December 31, 2024

$995MM

Net Revenue

For Year Ended December 31, 2024

2.1MM

Unlimited Wash Club Members

As Of December 31, 2024

$321MM

Adjusted EBITDA

For Year Ended December 31, 2024

~74%

Total Sales from UWC Subscriptions

For Year Ended December 31, 2024



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From ___to___

Commission File Number 001-40542

Mister Car Wash, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**47-1393909**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
222 E. 5th Street, Tucson, Arizona	**85705**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (520) 615-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	MCW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the shares of common stock on The New York Stock Exchange on June 30, 2024, was $675,479,256.

The number of shares of registrant's common stock outstanding as of February 13, 2025 was 324,053,935.

Documents Incorporated by Reference:

Portions of our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of our fiscal year ended December 31, 2024 are incorporated by reference into Part III of this report.

MISTER CAR WASH, INC.
TABLE OF CONTENTS

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of present and historical facts contained in this Annual Report on Form 10-K, including without limitation, statements regarding our intent, belief and expectations about our future results of operations and financial position, business strategy and approach are forward-looking. You can generally identify forward-looking statements by our use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "seek," or "should," or the negative thereof or other variations thereon or comparable terminology. However, the absence of these words or similar terminology does not mean that a statement is not forward-looking.

Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to us. Such beliefs and assumptions may or may not prove to be correct. Additionally, such forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in Part I. Item 1A. "Risk Factors" and in Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

You are cautioned not to place undue reliance on these forward-looking statements as guarantees of future performance. Although we believe that the expectations reflected in the forward-looking statements are reasonable, our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements included in this Annual Report on Form 10-K.

Any forward-looking statement that we make in this Annual Report on Form 10-K speaks only as of the date hereof. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report on Form 10-K.

As used in this Annual Report on Form 10-K, unless otherwise stated or the context requires otherwise, references to "Mister Car Wash," "Mister," the "Company," "we," "us," and "our," refer to Mister Car Wash, Inc. and its subsidiaries on a consolidated basis.

PART I

Item 1. Business

Who We Are

Founded in 1996, Mister Car Wash, Inc. is the largest national car wash brand, with 514 locations in 21 states, as of December 31, 2024. Primarily offering express exterior cleaning services, we provide the highest quality car wash, ensuring our customers a quick and convenient experience, which we call the "Mister Experience." Through our advanced technology and dedication to exceptional customer experiences, we deliver a clean, dry and shiny car every time. In addition, with over 2.1 million members, we offer North America's largest monthly car wash subscription program, Unlimited Wash Club® ("UWC"), as a flexible, quick and convenient option for customers to keep their cars clean

Our purpose is simple: Inspire People to Shine®. This starts with our own people. The Mister brand is deeply rooted in delivering quality service, fostering friendliness, and demonstrating a genuine commitment to the communities it serves, while prioritizing responsible environmental practices and resource management. We have a proven, people-first approach that is scalable and has enabled us to develop a passionate, world class team of professionals. We believe our purpose-driven culture is critical to our success.

We believe Mister Car Wash offers an affordable, feel-good experience, enjoyed by all who value a clean, dry and shiny car. As we grow, we are dedicated to putting our team members first to deliver a consistent, convenient and superior car wash experience at scale.

Products and Services

Our car wash locations consist of two formats: (a) Express Exterior Locations (450) and (b) Interior Cleaning Locations (64) as of December 31, 2024. All locations offer express exterior wash packages and have exterior-only lanes.

Express Exterior Locations

Express Exterior Locations offer self-drive exterior cleaning services and include free vacuums available for customer use. Customers can purchase a wash or sign-up for a UWC membership, either through sales kiosks or with the assistance of Mister team members, and remain in their vehicle through the tunnel and wash process. Customers have the option to use free self-serve vacuums at any time before or after their exterior wash.

Interior Cleaning Locations

Interior Cleaning Locations offer exterior and interior cleaning services, including vacuuming by our team members. Customers can purchase a wash or sign-up for a UWC membership, either through sales kiosks or with the assistance of Mister team members, and either remain in their vehicle through the tunnel and wash process or wait in the lobby. Customers who purchase interior cleaning services have their vehicles vacuumed and cleaned by Mister team members.

Our Customers

We serve a diverse mix of customers, including individual retail customers and UWC Members, which are comprised of both retail and corporate customers. Given the broad appeal of our services, we have a wide variety of customers spanning a broad set of demographics and income levels. The portfolio of cars serviced across our locations is diverse and represents a balance across new and old cars and across all vehicle price points. Our customer service, convenient locations and easy-to-manage membership programs have helped position our locations as the "go-to" destinations for our customers' car wash needs.

Markets

As the largest national car wash brand, we have developed extensive resources and capabilities over our 25-year history. Our scale, consistency of operations at every location and culture of continuous improvement have enabled us to deliver an efficient and high-quality customer experience with every wash.

We believe our key differentiators include our unified national brand, robust training and development programs which cultivate a talent pipeline, dedicated regional support infrastructure, sophisticated technology and proprietary product formulation, and strategic market density "network effect".

Key Growth Drivers

Grow Our UWC Members to Drive Predictable Earnings Growth and Higher Annual Customer Spend

We believe there is an opportunity to continue to grow UWC penetration in core, acquired and greenfield locations. In 2024, we increased overall UWC penetration from 71% to 74% of total wash sales. We estimate that the average UWC Member spends more than four times the retail car wash consumer, providing us an opportunity to increase our sales as penetration increases. At both greenfield and acquired locations, we have developed processes that have produced continued growth of UWC memberships.

Build Upon Our Success in Opening Greenfield Locations

During 2024, we successfully opened 39 greenfield locations and expect to primarily drive our future location growth through greenfield openings. We have developed a rigorous process for opening new greenfield locations, from site selection to post-opening local marketing initiatives, which has driven our greenfield performance consistently over time. We plan to continue investing in this part of our growth strategy and have a development pipeline for future locations in existing and adjacent markets nationwide.

Pursue Opportunistic Acquisitions in Highly Fragmented Industry

We will continue to employ a disciplined approach to acquisitions, carefully selecting locations that meet our criteria for a potential Mister Car Wash site. We have a proven track record of driving location growth through acquisitions, as well as a stringent process for integrating and upgrading acquired locations that has led to the successful integration of over 100 acquisitions during our history.

Drive Scale Efficiencies and Robust Free Cash Flow Generation

We will continue to utilize our scale to drive operating leverage as our business grows. As we open and acquire new locations and maximize throughput at our existing locations through our ongoing focus on operational excellence, we believe we will have an opportunity to generate meaningful efficiencies of scale.

Marketing

We lead with a unified national brand across our entire footprint. To acquire, convert and retain our customers at a local level, we use a mix of traditional and digital marketing tactics and channels to emphasize our convenient, easy, and high-quality wash experience.

Competitive Conditions

The car wash industry is highly fragmented, and we compete with a variety of operators including national, regional and local independent car wash operators, as well as gasoline and convenience retailers that also offer car washes. We believe our scale enables us to compete effectively due to our convenience, quality, price, and service.

Resources

Our Proprietary Products and Advanced Technology

Our research and development ("R&D") team is responsible for car wash processes, equipment and technology improvements. The team tests new products, formulations, processes and ideas in select markets before rolling out upgrades and changes across the broader platform. Through continuous R&D, Mister Car Wash has formulated a streamlined wash process that factors in conveyor length, line speed, water quality, mechanical equipment, ambient temperature and soil conditions.

Suppliers and Distribution

We maintain long-term relationships with our key vendors. We believe our scale and large volume purchases provide us leverage in securing competitive pricing. Our key purchases include car wash equipment and parts and wash chemicals.

While we maintain a limited stock of parts and supplies for repairs and maintenance, most equipment, chemicals, and other supplies are purchased on an as-needed basis, which generally are shipped directly from the vendors to our locations. We have deep industry knowledge and maintain relationships with previous and prospective vendors to quickly address issues that may arise with our current supply chain.

In 2018, we entered into an agreement with a supplier of a comprehensive suite of hardware, software, and management systems for our car wash locations which better tracks our membership and customer loyalty programs, streamlines our operations and enhances our ability to track costs.

Intellectual Property and Trademarks

We own intellectual property, including patents, patent applications, technology, trade secrets, know-how and trademarks in the United States and internationally. As of December 31, 2024, we had approximately 48 trademark registrations and applications, including registrations for "Mister Car Wash," "Hotshine," "Mister Hotshine" and "Unlimited Wash Club," and held two U.S. patents and one pending U.S. patent application. Our issued patents are expected to expire between 2025 and 2040. We have also registered the Internet domain name: "mistercarwash.com".

We believe that our trademarks and other proprietary rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our trademarks and proprietary rights. However, we believe that no single patent, trademark or intellectual property asset is material in relation to our business as a whole.

Seasonality

As a result of our presence in certain markets that are subject to seasonal weather patterns, some of our business is seasonal. However, our 21-state geographic diversity typically limits the weather impacts of a specific region on overall performance. Additionally, we do experience a majority of sales of UWC memberships during the first six months of the year.

Human Capital

We are centered around our purpose of Inspiring People to Shine, and that starts with our team members. To recruit and retain the most qualified team members in the industry, we focus on competitive wages and benefit packages, as well as offering robust training and development opportunities. We invest in the training and development of our team members through our specialized programs and our MisterLearn training platform that allows us to develop and promote entry-level team members to leadership roles. We believe engaged employees are more productive, are more likely to have a positive impact on other employees and are more likely to deliver memorable experiences to our customers. Through these efforts, we expect to build strength in our bench of future leaders while increasing retention and diversity, as well as ensuring our wash locations run as efficiently as possible.

As of December 31, 2024, we employed approximately 6,640 team members, which is a 1% increase from the prior year. This increase was primarily due to adding 38 net new locations throughout the year.

Government Regulation and Environmental Matters

We are subject to various federal, state, and local laws and regulations, including those governing consumer protection, environmental protection, data privacy, labor and employment, tax, and other laws and regulations.

We are not aware of any federal, state, local, or other laws or regulations that are likely to materially alter or impact our revenues, cash flow, or competitive positions or result in any material capital expenditures. However, we cannot predict the effect on our operations of any pending or future legislation or regulations or the future interpretation of any existing laws, including newly enacted laws, that may impact us.

For further discussion, see Part I, Item 1A. "Risk Factors – Risks Related to Government Regulation – Our locations are subject to certain environmental laws and regulations."

Available Information

Our website address is *www.mistercarwash.com*. We post, and stockholders may access without charge, our recent filings and any amendments to our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and our Proxy Statement as soon as reasonably practicable after such reports are filed with the Securities and Exchange Commission ("SEC").

We may use our website as a distribution channel of material information about the Company. Financial and other important information regarding the Company is routinely posted on and accessible through the Investor Relations sections of its website at *https://ir.mistercarwash.com*.

The reference to the Company's or other websites herein does not constitute incorporation by reference of the information contained on or available through our website, and you should not consider such information to be a part of this Form 10-K.

The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us, at http://www.sec.gov.

Item 1A. Risk Factors

You should carefully consider the risks described below, together with all of the other information included in this Annual Report on Form 10-K, which could materially affect our business, financial condition and results of operations. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks described below are not the only risks we face. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and results of operations in future periods.

Risks Related to Our Business

We may be unable to sustain or increase demand for our UWC subscription program, which could adversely affect our business, financial condition and results of operations and rate of growth.

Because our UWC subscription program accounted for 74% of our total wash sales in 2024, and we estimate that the average UWC Member spends more than four times than the average retail car wash consumer, our continued business and revenue growth is largely dependent on our ability to continue to attract and retain UWC Members.

UWC Members can cancel their membership at any time and may decide to cancel or forego memberships due to any number of reasons, including increased prices for UWC membership or for our services, quality issues with our services, harm to our reputation or brand, seasonal usage, or individuals' personal economic pressures, as well as potential increasing governmental regulation of automatically renewing subscription programs, and such cancellations may contribute to a net decline, plateau, or continued slower growth plateau in UWC Members, resulting in a potential material adverse effect on revenue and our growth strategies.

If we fail to acquire, open and operate new locations in a timely and cost-effective manner or fail to successfully enter new markets, our financial performance could be materially and adversely affected.

Our growth strategy depends on growing our location base, primarily through greenfield expansion and acquisitions, in existing and new geographic regions and operating our new locations successfully. Our ability to execute our growth strategy on favorable terms and successfully operate new locations may be exposed to significant risks, including, but not limited to, the following:

- we may be unable to acquire a desired location or property because of competition from other investors with significant capital;

- even if we are able to acquire a desired location or property, competition from other potential acquirers may significantly increase the purchase price or result in other less favorable terms;

- we may be unable to complete an acquisition because we cannot secure financing on favorable terms or at all;

- we may spend more than budgeted amounts to make necessary improvements or renovations to acquired locations;

- we may be unable to quickly and efficiently integrate acquired locations into our existing operations;

- acquired properties may be subject to tax reassessment, which may result in higher-than-expected property tax payments;

- loss of key staff at acquired locations or inability to attract, retain and motivate staff necessary for our expanded operations;

- acquired locations or greenfield expansions in regions where we have not historically conducted business may subject us to new operational risks, laws, regulations, staff expectations, customs, and practices; and

- we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities, such as liabilities for the remediation of undisclosed environmental contamination; and claims for indemnification by general partners, directors, officers, and others indemnified by the former owners of the properties.

The realization of any of the above risks could significantly and adversely affect our ability to execute our growth strategy, meet our financial expectations, our financial condition, results of operations, and cash flows, the market price of our common stock, and our ability to satisfy our debt service obligations. We cannot assure you that our growth strategy will be successful, or that such expansion will be completed in the time frames or at the costs we estimate.

In addition, there can be no assurance that newly opened or acquired locations will achieve sales or profitability levels comparable to those of our existing locations in the time periods estimated by us, or at all. In instances where new or acquired locations are geographically proximate to existing locations, such locations may also adversely impact the comparable store sales growth of our existing car wash locations. Changes in areas around our locations or to the adjacent streets that reduce car traffic or otherwise render the locations unsuitable, could cause our sales to decline or otherwise be less than expected. If our locations fail to achieve, or are unable to sustain, acceptable total sales and profitability levels, our business may be materially and adversely affected, and we may incur significant costs associated with the early closure of such locations. Our plans to accelerate the growth of our location base may increase this risk.

We may not be able to maintain and enhance our reputation and brand recognition, which are key contributors to successful implementation of our growth strategies.

We believe that maintaining and enhancing our reputation and brand recognition are critical to our relationships with existing customers and our ability to attract new customers. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur, and our results of operations could be materially and adversely affected.

In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our customers, could make it substantially more difficult for us to attract new customers. The marked increase in the use of social media platforms that provide individuals with access to a broad audience of consumers and other interested persons results in the opportunity for dissemination of information, including inaccurate information. Information posted may be adverse to our interests or inaccurate, each of which may harm our reputation and brand recognition, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

If we do not successfully maintain and enhance our reputation and brand recognition with our customers, our business may not grow and we could lose our relationships with customers, which would materially and adversely affect our business, results of operations and financial condition.

If we are unable to compete successfully against other companies and operators in our industry, we may lose customers and market share and our revenues may decline.

The car wash industry is fragmented, and we compete with a variety of operators. We believe customers consider a number of competitive factors, including name and brand recognition, location, price, product availability and customer service.

In addition, our reputation is critical to our continued success. If we fail to maintain high standards for, or receive negative publicity relating to, customer service or quality, as well as our integrity and reputation, we could lose customers to our competition.

Competition may also require us to reduce our prices, alter current service offerings, or change some of our current operating strategies. If we do not have the resources, expertise and consistent execution, or otherwise fail to develop successful strategies, to address these potential competitive disadvantages, we may lose customers and market share, and our business and results of operations could be adversely affected.

Global economic conditions, including inflation and supply chain disruptions, and other increased operating costs could adversely affect our operations.

General global economic downturns and macroeconomic trends, including heightened inflation, capital market volatility, interest rate fluctuations, tariffs and economic slowdown or recession, may result in unfavorable conditions that could negatively affect demand for our services and exacerbate some of the other risks that affect our business, financial condition and results of operations. Domestic markets experienced significant inflationary pressures in fiscal year 2024. The U.S. Federal Reserve's approach to interest rates or other government actions taken to reduce inflation could also result in recessionary pressures. Additionally, these risks which are beyond our control, could adversely affect operating costs and administrative expenses such as wages, benefits, supplies and inventory costs, legal claims, insurance costs and borrowing costs. Any such increase could reduce our sales and profit margins if we do not choose, or are unable, to pass the increased costs to our customers.

Furthermore, consumer purchases of car washes decline during periods when economic or market conditions are unstable or weak. Reduced consumer confidence and spending cutbacks may result in reduced demand for our services, which could result in lost sales. Reduced demand also may require increased selling and promotional expenses, thereby impacting our profitability. Prolonged or pervasive economic downturns could slow the pace of new greenfield openings, reduce comparable sales or cause us to close certain locations, which could have a material negative impact on our financial performance.

We are subject to a number of risks and regulations related to credit card and debit card payments we accept.

Our customers pay for our services using a variety of different payment methods, including credit and debit cards, gift cards, and prepaid cards. We rely on internal systems and those of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules, regulations, and industry standards, including data storage requirements, additional authentication requirements for certain payment methods, and require payment of interchange and other fees. For credit card and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees would increase our operating expenses, and potentially require an offsetting increase in membership prices, which could cause us to lose UWC Members, either of which could harm our operating results.

If we or any of our processing vendors have problems with our billing software or the billing software malfunctions, it could have an adverse effect on our member satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our UWC Members' credit cards or debit cards on a timely basis or at all, we could lose membership revenue, which could materially and adversely affect our operating results.

If we fail to adequately control fraudulent credit card and debit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher credit card and debit card related costs, each of which could adversely affect our business, financial condition and results of operations. We are subject to a number of federal regulations relating to the use of debit and credit cards, such as the Electronic Funds Act and the Truth in Lending Act of 1968, which provide guidelines and parameters for payment processing on debit cards and credit cards, respectively, and certain state regulations relating to automatic renewal, including, among others, the California Business and Professional Code Section 17601-17606, as amended, which provides requirements we must follow for the automatic renewal of subscription fees such as those charged to our UWC Members. We may also face legal liability or reputational harm for any failure, or any allegation that we have failed, to comply with such consumer protection laws relating to consumer debit or credit transactions. We also are subject to the Payment Card Industry Data Security Standard ("PCI DSS"), issued by the PCI Council and to the American National Standards Institute ("ANSI") data encryption standards and payment network security operating guidelines, as well as the Fair and Accurate Credit Transactions Act ("FACTA"). Failure to comply with these guidelines or standards may result in the imposition of financial penalties or the allocation by debit and credit card companies of the costs of fraudulent charges to us.

Any material interruptions or failures in our payment-related systems could have a material adverse effect on our business, results of operations and financial condition. If we are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, restrictions and expulsion from card acceptance programs, which could materially and adversely affect our retail operations and the UWC program.

We depend on a limited number of suppliers for most of our car wash equipment and certain supplies.

We rely on a limited number of suppliers for most of the car wash equipment and certain other supplies we use in our operations. Our ability to secure such equipment and supplies from alternative sources as needed may be time-consuming or expensive or may cause a temporary disruption in our supply chain. We do not have a supplier contract with our main supplier of car wash tunnel equipment, and our orders are based on purchase orders. As such, we are subject to the risk that a supplier will not continue to provide us with the required car wash tunnel equipment. We also do not carry a significant inventory of such equipment. Shortages or interruptions in the supply of car wash equipment and other supplies could occur for reasons within or beyond the control of us and the supplier. Decreased fuel supplies are anticipated to increase fuel prices, which may adversely impact our transportation costs. Any shortage or interruption to our supply chain could reduce our sales and profit margins, which in turn may materially and adversely affect our business and results of operations.

Our locations may experience difficulty hiring and retaining qualified personnel, resulting in higher labor costs.

The operation of our locations requires both entry-level and skilled team members, and trained personnel continue to be in high demand and short supply at competitive compensation levels in some areas, which is likely to result in increased labor costs. Accordingly, we may experience increased difficulty hiring and maintaining such qualified personnel. In addition, the formation of unions may increase the operating expenses of our locations. Our ability to meet our labor needs is subject to many factors such as prevailing wage rates, minimum wage legislation, unemployment levels, and actions by our competitors with respect to compensation levels and incentive plans. Any such future difficulties could result in a decline in customer service negatively impacting sales at our locations, which could in turn materially and adversely affect our business, results of operations and financial condition.

Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their experience. Our success depends in part upon the reputation and influence within the industry of our senior managers. Each of our executive officers and other key employees may terminate his or her relationship with us at any time and the loss of the services of one or a combination of our senior executives or members of our senior management team may significantly delay or prevent the achievement of our business or development objectives and could materially harm our business. Further, contractual obligations related to confidentiality and noncompetition may be ineffective or unenforceable, and departing employees may share our proprietary information with competitors in ways that could adversely impact us.

We rely on cash from our operating activities to make lease payments for the land and buildings where many of our locations are situated, which may strain our cash flow and expose us to potential liabilities and losses.

We lease the land and buildings for a significant number of our store locations. The terms of the leases and subleases vary in length, with primary terms (i.e., before consideration of option periods) expiring on various dates. In addition, we may not be able to terminate a particular lease if or when we would like to do so, which could prevent us from closing or relocating certain underperforming locations. Our obligations to pay rent are generally non-cancelable, even if the location operated at the leased or subleased location is closed. Thus, if we decide to close locations, we generally are required to continue paying rent and operating expenses for the balance of the lease term. The performance of any of these obligations may be expensive. We may not assign or sublet the leased locations without consent of the landlord. When we assign or sublease vacated locations, we may remain liable on the lease obligations if the assignee or sub-lessee does not perform. Accordingly, we are subject to the risks associated with leasing locations which can have a material adverse effect on us.

As leases expire, we may be unable to negotiate renewals on commercially acceptable terms or at all, which could cause us to close locations in desirable locations or otherwise negatively affect profits, which in turn could materially and adversely affect our business and results of operations.

We depend on net cash provided by operating activities to pay our rent and other lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash provided by operating activities, and sufficient funds are not otherwise available to us from borrowings under our First Lien Term Loan and Revolving Commitment or from other sources, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would harm our business.

Changes in applicable tax laws could have a material and adverse effect on our business, financial condition and results of operations. Our effective tax rate could also change materially as a result of various evolving factors, including changes in income tax law or changes in the scope of our operations.

We are subject to income taxation at the federal and state level due to the scope of our operations. We have also recorded non-income tax-based liabilities such as those related to sales, property, payroll and withholding tax. We have structured our operations in a manner designed to comply with current prevailing laws but the Internal Revenue Service, state and/or local taxing authorities could seek to impose incremental or new taxes on our business operations. In addition, changes in federal and state tax rates, laws and regulations may result in additional income and non-income tax liabilities being imposed on us and have an adverse effect on our effective tax rate, results of operations and financial condition. Lastly, changes in the scope of our operations, including expanding into new geographies, could increase our income tax liabilities and have an adverse impact on our effective tax rate.

Risks Related to Our Indebtedness and Capital Requirements

Our indebtedness could adversely affect our financial health and competitive position.

As of December 31, 2024, we had $920.4 million of indebtedness outstanding pursuant to an amended and restated first lien credit agreement entered into on May 14, 2019, as amended, ("First Lien Term Loan"). To service this debt and any additional debt we may incur in the future, we need to generate cash. Our ability to generate cash is subject, to a certain extent, to our ability to successfully execute our business strategy, including acquisition activity, as well as general economic, financial, competitive, regulatory and other factors beyond our control. There can be no assurance that our business will be able to generate sufficient cash flow from operations or that future borrowings or other financing will be available to us in an amount sufficient to enable us to service our debt and fund our other capital needs. To the extent we are required to use our cash flow from operations or the proceeds of any future financing to service our debt instead of funding working capital, capital expenditures, or acquisitions, we will be less able to plan for, or react to, changes in our business, industry and in the economy generally. This places us at a competitive disadvantage compared to our competitors that have less debt. There can be no assurance that we will be able to refinance any of our debt on commercially reasonable terms or at all, or that the terms of that debt will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow to repay or refinance our debt on favorable terms, it could significantly adversely affect our financial condition and the value of our outstanding debt. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations, make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

The terms of our Credit Facilities impose certain operating and financial restrictions on us that may impair our ability to adapt to changing competitive or economic conditions.

The credit agreements governing our Credit Facilities contain, and any agreements evidencing or governing other future debt may contain, certain restrictive covenants that limit our ability, among other things, to engage in certain activities that are in our long-term best interests, including our ability to:

- incur liens;

- incur or assume additional debt or amend our debt and other material agreements;

- issue certain disqualified stock;

- declare or make dividends or distributions and redeem, repurchase or retire equity interests;

- prepay, redeem or repurchase debt;

- make investments, loans, advances, guarantees and acquisitions;

- enter into agreements restricting the ability to pay dividends or grant liens securing the obligations under the credit agreements;

- amend or modify governing documents;

- enter into transactions with affiliates;

- engage in certain business activities or alter the business conducted by us and our restricted subsidiaries; and

- engage in certain mergers, consolidations and asset sales.

In addition, the First Lien Term Loan contains a springing maximum first lien net leverage ratio financial covenant. Our ability to meet this requirement can be affected by events beyond our control, and we may not be able to satisfy such financial covenants. Our ability to comply with these covenants and restrictions may be affected by events and factors beyond our control. Our failure to comply with any of these covenants or restrictions could result in an event of default under our Credit Facilities. An event of default would permit the lending banks under the facility to take certain actions, including terminating all outstanding commitments and declaring all amounts outstanding under our credit facility to be immediately due and payable, including all outstanding borrowings, accrued and unpaid interest thereon, and all other amounts owing or payable with respect to such borrowings and any terminated commitments.

In addition, the lenders would have the right to proceed against the collateral we granted to them, which includes substantially all of our assets.

In order to support the growth of our business, we may need to incur additional indebtedness or seek capital through new equity or debt financings, which sources of additional capital may not be available to us on acceptable terms or at all.

We intend to continue to make significant investments to support our business growth, respond to business challenges or opportunities, develop new services, enhance our existing services and operating infrastructure and potentially acquire complementary businesses and assets. For the year ended December 31, 2024, our net cash provided by operating activities was $248.6 million. As of December 31, 2024, we had $67.5 million of cash and cash equivalents, which were held for working capital purposes.

Our future capital requirements may be significantly different from our current estimates and will depend on many factors, including the need to:

- finance unanticipated working capital requirements;

- open new greenfield locations;

- develop or enhance our infrastructure and our existing services;

- acquire complementary businesses, assets or services;

- ensure the availability of sale-leaseback arrangements when we engage in an acquisition;

- fund strategic relationships, including joint ventures and co-investments;

- fund additional implementation engagements; and

- respond to competitive pressures.

Accordingly, we may need to engage in equity or debt financings or other arrangements to secure additional funds. Additional financing may not be available on terms favorable to us, or at all. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. In addition, during times of economic instability, it has been difficult for many companies to obtain financing in the public markets or to obtain debt financing, and we may not be able to obtain additional financing on commercially reasonable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, it could have a material and adverse effect on our business, results of operations and financial condition.

We are a holding company and depend on our subsidiaries for cash to fund operations and expenses.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash distributions and other transfers from our subsidiaries to meet our obligations and to make future dividend payments, if any. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could impair their ability to make distributions to us.

Risks Related to Government Regulation

Our business is subject to various laws and regulations and changes in such laws and regulations, or failure to comply with existing or future laws and regulations, could adversely affect our business.

Our business is subject to numerous and frequently changing federal, state and local laws and regulations. We routinely incur significant costs in complying with these regulations. New or existing laws, regulations and policies, liabilities arising thereunder and the related interpretations and enforcement practices, particularly those dealing with minimum wages, paid sick time, workplace safety, employee and public health emergencies, advertising and marketing, consumer protection, recurring debit and credit card charges, information security, data privacy, environmental protection including recycling, waste, water usage, zoning and land use, taxation and public company compliance, may result in significant added expenses or may require extensive system and operating changes that may be difficult to implement and/or could materially increase our cost of doing business. In addition, we are subject to environmental laws pursuant to which we could be strictly liable for any contamination at our current or former locations, or at third-party waste disposal sites, regardless of our knowledge of or responsibility for such contamination.

Our locations are subject to certain environmental laws and regulations.

Our current and former car wash operations and quick lube businesses, as well as our former motor fuel dispensing, are governed by stringent federal, state and local laws and regulations, including environmental regulations of the handling, storage, transportation, import/export, recycling, or disposing of various new and used products the generation, storage and disposal of solid and hazardous wastes, and the release of materials into the environment. Additionally, in the course of our operations, we may generate some amounts of material that may be regulated as hazardous substances.

Pursuant to these laws and regulations, or future changes thereto, we may be required to obtain and maintain approvals or permits for the discharge of wastewater or storm water and are required to develop and implement spill prevention, control and countermeasure plans in connection with on-site storage of significant quantities of motor fuel. We believe that we maintain all required discharge permits necessary to conduct our operations, and further believe we are in substantial compliance with the terms thereof.

The federal Clean Air Act, as amended, ("CAA") and similar state laws impose requirements on emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process. Under the CAA and comparable state and local laws, permits are typically required to emit regulated air pollutants into the atmosphere.

In addition, the federal Clean Water Act ("CWA") and analogous state laws may require us to obtain and maintain individual permits or coverage under general permits for discharges of wastewater or storm water runoff. While we expect to obtain necessary approvals for our operations, as with all governmental permitting processes, there is a degree of uncertainty as to whether a particular permit will be granted, the time it will take for such permit to be issued, and the conditions that may be imposed in connection with the granting of such permit. We are unaware of pending changes to environmental laws and regulations that will have a material adverse effect on our financial condition, results of operations or cash available for distribution to our stockholders; nonetheless, there exists the possibility that new laws or regulations may be imposed in the future that could result in more stringent and costly compliance requirements that potentially could materially and adversely affect our business. We are not presently aware of any material liability related to the costs of investigations and cleaning up sites of spills, disposals or other releases of hazardous materials at our current or former locations or business operations.

The historical transportation, distribution and storage of motor fuels (diesel fuel and gasoline) and other chemicals are subject to environmental protection and operational safety laws and regulations.

As of December 31, 2024, we do not dispense gasoline or diesel fuels at any locations. However, our historical operations, at limited locations obtained through acquisitions, involved using underground storage tanks (USTs) for fuel and chemicals. Some of these tanks remain on leased properties, with future obligations for removal and potential environmental remediation. Instances of contamination have been identified in the past, leading to remediation costs. This historical legacy presents ongoing environmental risks and potential liabilities under our lease agreements and environmental laws. We continue to evaluate and address these risks, recognizing their potential impact on our financial condition and operations.

Evolving global climate change regulations and effects of greenhouse gas emissions may adversely affect our operations and financial performance.

There is continuing concern from members of the scientific community and the general public that emissions of greenhouse gases ("GHG") and other human activities have or will cause significant changes in weather patterns and increase the frequency or severity of extreme weather events, including droughts, wildfires and flooding. These types of extreme weather events have and may continue to adversely impact us, our suppliers, our customers and their ability to purchase our products and our ability to timely receive appropriate raw materials to manufacture and transport our products on a timely basis.

Any adverse environmental impact on our locations due to climate change could materially and adversely affect our business and the results of our operations. New federal or state legislation or regulations on greenhouse gas

("GHG") emissions that may be imposed in areas of the United States in which we conduct business and that apply to our operations could adversely affect our business.

If such legislation or regulations are enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations.

We, along with other companies in many business sectors, are considering and implementing sustainability strategies, specifically ways to reduce GHG emissions. As a result, our customers may request that changes be made to our products or facilities, as well as other aspects of our business, that increase costs and may require the investment of capital. Failure to provide climate-friendly products or demonstrate GHG reductions could potentially result in loss of market share.

Government regulations, weather conditions including drought and natural hazards may affect the availability of water supplies for use at our car wash locations.

Our ability to meet the existing and future water demands at our car wash locations depends on adequate supplies of water. Generally, the water used in our car wash locations is sourced from rivers, lakes, streams and groundwater aquifers and, in some limited instances, through onsite groundwater wells. As such, we typically do not own the water that we use in our operations but instead are dependent on local public and/or private water agencies for most of the water used. Accordingly, governmental restrictions on water use may result in decreased access to water supplies or to temporary suspension of water usage from time to time.

Climate change, drought, overuse of sources of water, the protection of threatened species or habitats or other factors may limit the availability of ground and surface water and our access to water supplies. Ongoing drought conditions currently exist in several areas of the United States, particularly in the western states, where we operate. Governmental restrictions on water use may also result in decreased access to water supplies, which may adversely affect our financial condition and results of operations. Water service interruptions are also possible due to severe weather events, including winter storms and freezing conditions in colder climate locations, high wind conditions in areas known to experience tornados, earthquakes in areas known to experience seismic activity, high water conditions in areas located in or near designated flood plains, hurricanes, and severe electrical storms.

Any interruption in our ability to access water could materially and adversely affect the results of our operations and financial condition. Furthermore, losses from business interruptions or damage to our facilities might not be covered by our insurance policies and such losses may make it difficult for us to secure insurance coverage in the future at acceptable rates.

Risks Related to Intellectual Property, Information Technology and Data Privacy

We are subject to data security and privacy risks that could negatively impact our results of operations or reputation.

We collect, process, transmit and store personal, sensitive and confidential information, including our proprietary business information and that of consumers (including UWC Members), employees and suppliers. The secure processing, maintenance and transmission of this information is critical to our operations.

Increased global IT security threats and more sophisticated and targeted computer crime and increased ransomware attacks pose a risk to the security of our computer systems and networks and the confidentiality, availability and integrity of our data. Despite our security measures, we have been subject to cyber-attacks and attempts in the past and our IT systems and infrastructure may continue to be vulnerable to computer viruses, cyber-attacks, security breaches caused by employee error or malfeasance or other disruptions in the future. Though no such incident to date has had a material impact on our business, we cannot ensure that our security efforts will prevent unauthorized access or loss of functionality to our or our third-party providers' systems. Any such incident could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. A security breach of our computer systems or those of our third-party service providers and business partners could interrupt or damage our operations or harm our reputation, or both. In addition, any such breach, attack, virus or other event could result in costly investigations and litigation, government enforcement actions, civil or criminal penalties, fines, operational changes or other response measures, loss of consumer confidence in our security measures, and negative publicity that could materially and adversely affect our brand, business, results of operations and financial condition. These costs and losses may not be adequately covered by applicable insurance coverage or other contractual rights available to us.

We must comply with increasingly and complex privacy and security laws and regulations in the United States, including the California Consumer Privacy Act (the "CCPA"), as amended, and state data privacy laws that have been enacted to date. Although there are limited exemptions for health-related information, including Protected Health Information and clinical trial data, the CCPA and other state privacy laws may increase our compliance costs and potential liability. Similar laws have been proposed or enacted in other states and at the federal level, and when passed, such laws may have potentially conflicting requirements that would make compliance challenging. Our operations are subject to the Telephone Consumer Protection Act and similar state laws.

As a general matter, compliance with laws, regulations and any applicable rules or guidance from self-regulatory organizations relating to privacy, data protection, information security and consumer protection may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, materially and adversely affect our ability to acquire customers and otherwise materially and adversely affect our business, results of operations and financial condition.

We may be unable to adequately protect, and we may incur significant costs in enforcing or defending, our intellectual property and other proprietary rights.

Our success depends in part on our brand image and our ability to enforce and defend our intellectual property and other proprietary rights and differentiate ourselves from our competitors. We rely upon a combination of trademark, patent, trade secret, copyright, and unfair competition laws, and other contractual provisions, to protect our intellectual property and other proprietary rights. We cannot assure you that the steps we take to protect our intellectual property and other proprietary rights will be adequate to prevent the infringement or other violation of such rights by others, including the imitation and misappropriation of our brand, which could damage our brand identity and the goodwill we have created. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property or the intellectual property of our third-party licensors, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, which is expensive and could exceed applicable insurance coverage, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection or the inability to obtain sufficient rights to use third-party intellectual property could harm our business and ability to compete.

We may be subject to infringement claims.

Although we believe that our services and operations do not infringe upon or otherwise violate the proprietary rights of third parties, we cannot guarantee that we do not, and will not in the future, infringe or otherwise violate the proprietary rights of third parties. Third parties have in the past, and may in the future, assert infringement or other intellectual property violation claims against us with respect to future products, services or operations. Any claim from a third party may result in a limitation on our ability to use our intellectual property. Even if we believe that intellectual property related claims are without merit, defending against such claims is time-consuming, expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement are inherently uncertain, and might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards for which we may not have insurance coverage, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our business, results of operations, and financial condition could be materially and adversely affected.

Risks Related to Ownership of Our Common Stock

We are a "controlled company" within the meaning of the NASDAQ rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Leonard Green & Partners, L.P. ("LGP") has more than 50% of the voting power for the election of directors, and, as a result, we are considered a "controlled company" for the purposes of the Nasdaq Stock Market ("NASDAQ"). Although we currently comply with the NASDAQ rules applicable to companies that do not qualify as a "controlled company," as a "controlled company," in the future we may elect not to comply with certain corporate governance standards, including the requirements:

- that a majority of our board of directors consist of independent directors;

- that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- that the nominating function of our board of directors be exercised by independent directors or by an independent committee.

For as long as LGP owns more than 50% of our common stock it will be able to exert a controlling influence over all matters requiring stockholder approval, including the nomination and election of directors and approval of significant corporate transactions, such as a merger or other sale of our Company or its assets. Even if LGP were to own or control less than a majority of our total outstanding shares of common stock, it will be able to influence the outcome of corporate actions so long as it owns a significant portion of our total outstanding shares of common stock.

LGP may have interests that are different from our other stockholders and may vote in a way with which our other stockholders disagree and that may be averse to their respective interests. In addition, LGP's concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their common stock.

Our amended and restated certificate of incorporation could prevent us from benefiting from corporate opportunities that might otherwise have been available to us.

Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries' employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of LGP or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that LGP or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

As a result of these provisions in our amended and restated certificate of incorporation, we may not receive the benefit from certain corporate opportunities, such as an acquisition target or other extraordinary transaction, that might have otherwise been available to us and potentially beneficial to our business.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities.

Moreover, holders of approximately 70% of our outstanding common stock as of the date of this Annual Report on Form 10-K have rights, pursuant to the Stockholders Agreement, to require us to file registration statements for the public sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. A registration statement covering such shares has been filed and has been declared effective. Any sales of securities by these stockholders could have a material and adverse effect on the trading price of our common stock.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, as well as provisions of the Delaware General Corporation Law ("DGCL"), could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

- establishing a classified Board such that not all members of the Board are elected at one time;

- allowing the total number of directors to be determined exclusively (subject to the rights of holders of any series of preferred stock to elect additional directors) by resolution of our Board and granting to our Board the sole power (subject to the rights of holders of any series of preferred stock or rights granted pursuant to the Stockholders' Agreement) to fill any vacancy on the Board;

- providing that our stockholders may remove members of our Board only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of our then-outstanding stock, following such time as LGP ceases to beneficially own, in the aggregate, at least 50% of the voting power of our common stock;

- authorizing the issuance of "blank check" preferred stock by our Board, without further stockholder approval, to thwart a takeover attempt;

- prohibiting stockholder action by written consent (and, thus, requiring that all stockholder actions be taken at a meeting of our stockholders), if LGP ceases to beneficially own, in the aggregate, at least 50% of the voting power of our common stock;

- eliminating the ability of stockholders to call a special meeting of stockholders, except for LGP for so long as LGP beneficially owns, in the aggregate, at least 50% of the voting power of our common stock;

- establishing advance notice requirements for nominations for election to the Board or for proposing matters that can be acted upon at annual stockholder meetings; and

- requiring the approval of the holders of at least two-thirds of the voting power of all outstanding stock entitled to vote thereon, voting together as a single class, to amend or repeal our certificate of incorporation or bylaws if LGP ceases to beneficially own, in the aggregate, at least 50% of the voting power of our common stock.

These provisions could discourage, delay or prevent a transaction involving a change in control. They could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and cause us to take corporate actions other than those that stockholders desire.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware or federal district courts of the United States will be the sole and exclusive forum for certain types of lawsuits, which could limit our stockholders' abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or the amended and restated certificate of incorporation or the proposed bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). The amended and restated certificate of incorporation and amended and restated bylaws also require that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions would not apply to any suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. Moreover, the terms of our existing First Lien Term Loan and Revolving Commitment restrict our ability to pay dividends, and any additional debt we may incur in the future may include similar restrictions. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

As a component of our overall risk management system and processes, we have a risk-based cybersecurity program, dedicated to protecting our data as well as data belonging to consumers (including UWC Members), employees and suppliers. We devote significant resources and utilize a defensive in-depth strategy, with multiple layers of security controls to protect the security of our computer systems, software, networks, and other technology assets. Our security efforts are designed to preserve the confidentiality, integrity, and continued availability of all information we own, or is in our care, and protect against, among other things, cybersecurity attacks by unauthorized parties attempting to obtain access to confidential information, destroy data, disrupt or degrade service, sabotage systems, or cause other damage. These processes include technical, administrative and physical controls and processes, as well as contractual mechanisms to mitigate risk. We also have policies and procedures to oversee and identify the cybersecurity risks associated with our use of third-party service providers, including the regular review of System & Organization Controls ("SOC") reports, relevant cyber attestations, and other independent cyber ratings.

Through a combination of governance, risk, and compliance (GRC) resources, we

- proactively monitor IT controls to ensure compliance with legal and regulatory requirements,

- perform third-party risk management assessments,

- implement processes designed to ensure essential business functions remain available during business disruptions,

- develop and update incident response plans to address potential weaknesses, and

- maintain cyber incident management and reporting procedures.

These processes are overseen by our Chief Technology Officer, who has over 30 years of experience consulting and leading technology teams at several global multi-unit brands, including Blockbuster, FedEx, and Yum! Brands.

Our systems are periodically the target of directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of personal information (of third parties, employees, and our customers) and other data, confidential information or intellectual property. However, to date, we are not aware of any incident or cybersecurity risks having a material impact on our business, results of operations or financial condition.

Board Oversight and Governance

Our Board recognizes the important role of information security and mitigating cybersecurity and other data security threats. While the full Board has overall responsibility for risk oversight, it is supported in this function primarily by its committees. The Audit Committee is responsible for reviewing and discussing our policies with respect to risk assessment and risk management, including risks related to cybersecurity and other technology issues. The Board periodically evaluates our cybersecurity strategy to help ensure its effectiveness. Management provides periodic reports to the Audit Committee regarding cybersecurity and other information technology risks, as well as our plans to mitigate cybersecurity risks and to respond to any breaches, and to the Nominating and Corporate Governance Committee regarding governance matters related to cybersecurity and other information technology risks.

Item 2. Properties

We lease 25,350 and own 27,973 square feet of office space at our corporate headquarters in Tucson, Arizona. As of December 31, 2024, we leased 459 locations and owned 55 locations. The chart below provides a breakdown of our operating car wash locations as of December 31, 2024:

State	Locations
Alabama	13
Arizona	20
California	59
Colorado	11
Florida	83
Georgia	22
Idaho	8
Illinois	3
Iowa	19
Maryland	2
Michigan	31
Minnesota	32
Mississippi	8
Missouri	9
New Mexico	24
Pennsylvania	6
Tennessee	16
Texas	91
Utah	23
Washington	17
Wisconsin	17
Total	**514**

Item 3. Legal Proceedings

We are subjected from time-to-time to various claims, lawsuits and other legal proceedings, including intellectual property claims. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. We recognize provisions for claims or pending litigation when we determine that an unfavorable outcome is probable, and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management's estimates prove incorrect, we could incur a charge to earnings which could have a material and adverse effect on our business, results of operations, and financial condition. We are not party to any material legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

Information About Our Executive Officers

Our executive officers as of February 21, 2025, are as follows:

Name	Age	Officer Since	Position
John Lai	61	2013	Chairman, President and Chief Executive Officer
Jedidiah Gold	45	2019	Chief Financial Officer
Mary Porter	54	2023	Chief People Officer
Joseph Matheny	49	2023	Chief Innovation Officer
Carlos Chavez	54	2025	Chief Technology Officer

John Lai: Mr. Lai has served as our President and Chief Executive Officer and as a member of our board of directors since June 2013, and previously served as our Vice President of Market Development. Mr. Lai joined Mister Car Wash in 2002. Mr. Lai has served as a Director at the Southern Arizona Leadership Council since December 2019. Mr. Lai received a B.S. from the University of Arizona.

Jedidiah Gold: Mr. Gold has served as our Treasurer and Chief Financial Officer since July 2019. Mr. Gold previously served as Senior Director Finance, Assistant Treasurer at Yum! Brands, Inc. from May 2016 to July 2019, and as Chief Financial Officer MENAPak at KFC Corporation from October 2014 to May 2016. Mr. Gold received an M.B.A. in Finance and Accounting from Indiana University and a B.S. in Accounting from the University of Utah.

Mary Porter: Effective April 17, 2023, Mary Porter was named our first Chief People Officer. Ms. Porter previously served as the Vice President of Human Resources for Nordstrom from January 2018 to April 2023, supporting Nordstrom and Nordstrom Rack locations across both US and Canada, a position she achieved as the culmination of a 27-year long journey with the company. From HR compliance to Talent Acquisition to strategic business support, Ms. Porter has experience across many Human Resources functions. Ms. Porter earned a Bachelor of Arts from the University of Washington.

Joseph Matheny: Effective October 13, 2023, Joseph Matheny was appointed Chief Innovation Officer of the Company. Mr. Matheny had served as our Senior Vice President, Operations since March 2020. Mr. Matheny previously served as our Vice President, Operations from December 2016 to March 2020, and served in General Manager, Regional Manager, and Division Manager roles since 1998.

Carlos Chavez: Effective January 20, 2025, Carlos Chavez was named our first Chief Technology Officer. Mr. Chavez previously served as the Executive Vice President and Chief Digital Officer for Les Schwab Tire Centers from August 2017 to January 2025, leading the digital transformation and creating business intelligence capabilities. Mr. Chavez has over 30 years of experience consulting and leading technology teams at several global multi-unit brands, including Blockbuster, FedEx, and Yum! Brands. Mr. Chavez holds a B.B.A in Management Information Systems and a M.B.A from the University of Texas at Austin.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Effective January 1, 2025, our common stock was listed and began trading on Nasdaq's Global Select Market under the ticker symbol "MCW". From June 25, 2021 through December 31, 2024, our common stock was listed on the New York Stock Exchange under the symbol "MCW". Prior to June 2021, there was no public trading market for our common stock.

Holders of Record

As of February 13, 2025, there were 1,282 holders of record of our common stock. This number excludes stockholders whose stock is held in street name by banks, brokers and other nominees.

Dividend Policy

We currently intend to retain any future earnings to fund the development and expansion of our business, and, therefore, we do not anticipate paying cash dividends on our share capital in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, contractual restrictions, restrictions under our Credit Facilities and any other agreements governing our indebtedness and other factors deemed relevant by our board of directors.

Issuer Purchases of Equity Securities

During the quarter ended December 31, 2024, we did not repurchase any equity securities.

Stock Performance Graph

The following graph compares the cumulative stockholder return since June 25, 2021, the date our common stock began trading on a national stock exchange with S&P 1500 Consumer Services Index, S&P 500 Total Return Index, and Russell 2000 Index. The graph assumes that the value of the investment in our stock and in each index was $100 at June 25, 2021, and that all dividends were reinvested.



	6/25/21	12/31/21	12/31/22	12/31/23	12/31/24
Mister Car Wash, Inc.	$ 100.00	$ 90.00	$ 45.00	$ 43.00	$ 36.00
S&P 1500 Consumer Services	$ 100.00	$ 105.00	$ 90.00	$ 115.00	$ 134.00
S&P 500 Total Return	$ 100.00	$ 112.00	$ 92.00	$ 116.00	$ 145.00
Russell 2000	$ 100.00	$ 97.00	$ 76.96	$ 89.99	$ 100.37

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Part I, Item 1A. "Risk Factors" or in other sections of this Annual Report on Form 10-K.

The following includes a discussion and analysis of our financial condition and results of operations for 2024 and 2023 and year-to-year comparisons between 2024 and 2023. For discussion and analysis of our financial condition and results of operations for 2022 and year-to-year comparisons between 2023 and 2022, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2023.

Factors Affecting Our Business and Trends

We believe that our business and growth depend on a number of factors that present significant opportunities for us and may pose risks and challenges, including those discussed below and in Part I, Item 1A. *"Risk Factors"* included elsewhere in this Annual Report on Form 10-K.

- *Growth in comparable store sales.* Comparable store sales have been a driver of our net revenue growth and we expect it to continue to play a key role in our future growth and profitability. We will seek to continue to grow our comparable store sales by increasing the number of UWC Members, maximizing efficiency and throughput of our car wash locations, optimizing marketing spend to add new customers, and increasing customer visitation frequency.

- *Number and loyalty of UWC Members*. The UWC program is a critical element of our business. UWC Members contribute a significant portion of our net revenue and provide recurring revenue through their monthly membership fees.

- *Labor management.* Hiring and retaining skilled team members and experienced management represents one of our largest costs. We believe people are the key to our success and we have been able to successfully attract and retain engaged, high-quality team members by paying competitive wages, offering attractive benefit packages, and providing robust training and development opportunities. While the competition for skilled labor is intense and subject to high turnover, we believe our approach to wages and benefits will continue to allow us to attract suitable team members and management to support our growth.

Factors Affecting the Comparability of Our Results of Operations

Our results have been affected by, and may in the future be affected by, the following factors, which must be understood in order to assess the comparability of our period-to-period financial performance and condition.

Greenfield Location Development

More recently, we have grown through greenfield development of Mister Car Wash locations, with particular focus on Express Exterior Locations, and anticipate continued pursuit of this strategy in the future. During 2024, we successfully opened a total of 39 greenfield locations, with the expectation of driving the majority of our future location growth through greenfield development. We believe such a strategy will drive a more controllable pipeline of unit growth for future locations in existing and adjacent markets.

The comparability of our results may be impacted by the inclusion of financial performance of greenfield locations that have not delivered a full fiscal year of financial results nor matured to average unit volumes, which we typically expect after approximately three full years of operation.

Key Performance Indicators

We prepare and analyze various operating and financial data to assess the performance of our business and to help in the allocation of our resources. The key operating performance and financial metrics and indicators we use are set forth below, as of and for the years ended December 31, 2024 and 2023.

(Dollars in thousands)	Year Ended December 31,		
	2024		**2023**
Financial and Operating Data:			
Location count (end of period)	514		476
Comparable store sales growth	3.0%		0.3%
UWC Members (in thousands, end of period)	2,124		2,077
UWC sales as a percentage of total wash sales	74%		71%
Net income	$ 70,239	$	80,130
Net income margin	7.1%		8.6%
Adjusted EBITDA	$ 320,946	$	285,924
Adjusted EBITDA margin	32.3%		30.8%

Location Count (end of period)

Our location count refers to the total number of car wash locations operating at the end of a period, inclusive of new greenfield locations, acquired locations and offset by closed locations. The total number of locations that we operate, as well as the timing of location openings, acquisitions and closings, have, and will continue to have, an impact on our performance. In fiscal year 2024, we increased our location count by 38 net new locations, including 39 greenfield locations and one location that was relocated, offset by two locations that were closed. In fiscal year 2023, we increased our location count by 40 net locations, including 35 greenfield locations and six business acquisition locations, offset by one location that was closed.

Our Express Exterior Locations, which offer express exterior cleaning services, comprise 450 of our current locations and our Interior Cleaning Locations, which offer both express exterior cleaning services and interior cleaning services, comprise 64 of our current locations.

Comparable Store Sales Growth

We consider a location a comparable store on the first day of the 13th full calendar month following a greenfield location's first day of operations, or for acquired locations, the first day of the 13th full calendar month following the date of acquisition. A location converted from an Interior Cleaning Location format to an Express Exterior Location format is excluded when the location did not offer interior cleaning services in the current period but did offer interior cleaning services in the prior year period. Comparable store sales growth is the percentage change in total wash sales of all comparable store car washes.

Increasing the number of new locations is a component of our growth strategy and as we continue to execute on our growth strategy, we expect that a significant portion of our sales growth will be attributable to non-comparable store sales. Accordingly, comparable store sales are only one measure we use to assess the success of our growth strategy. During 2024, comparable store sales increased 3.0% compared to an increase of 0.3% in 2023.

UWC Members (end of period)

Members of our monthly subscription service are known as Unlimited Wash Club Members, or UWC Members. We view the number of UWC Members and the growth in the number of UWC Members on a net basis from period to period as key indicators of our revenue growth. The number of UWC Members has grown over time as we have acquired new customers and retained previously acquired customers. There were approximately 2.1 million UWC Members as of December 31, 2024 an increase of approximately 2%, from December 31, 2023.

UWC Sales as a Percentage of Total Wash Sales

UWC sales as a percentage of total wash sales represent the penetration of our subscription membership program as a percentage of our overall wash sales. Total wash sales are defined as the net revenue generated from express exterior cleaning services and interior cleaning services for both UWC Members and retail customers. UWC sales as a percentage of total wash sales is calculated as sales generated from UWC Members as a percentage of total wash sales. We have consistently grown this measure over time as we educate customers as to the value of our subscription offering. UWC sales were 74% and 71% of our total wash sales for the years ended December 31, 2024, and 2023, respectively.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is a non-GAAP measure of our operating performance and should not be considered as an alternative to net income as a measure of financial performance or any other performance measure derived in accordance with generally accepted accounting principles in the United States of America (*"U.S. GAAP"*). Adjusted EBITDA is defined as net income before interest expense, net, income tax provision, depreciation and amortization expense, (gain) loss on sale of assets, stock-based compensation expense, acquisition expenses, non-cash rent expense, debt refinancing costs, and other nonrecurring charges. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenues for a given period.

We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our ongoing operating performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in our presentation of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA in future periods, and any such modification may be material. In addition, Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

Our management believes Adjusted EBITDA is helpful in highlighting trends in our core operating performance compared to other measures, which can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. We also use Adjusted EBITDA in connection with establishing discretionary annual incentive compensation; to supplement U.S. GAAP measures of performance in the evaluation of the effectiveness of our business strategies; to make budgeting decisions; and because our Amended First Lien Credit Agreement uses measures similar to Adjusted EBITDA to measure our compliance with certain covenants.

Adjusted EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

- Adjusted EBITDA does not reflect our cash expenditure or future requirements for capital expenditures or contractual commitments;

- Adjusted EBITDA does not reflect changes in our cash requirements for our working capital needs;

- Adjusted EBITDA does not reflect the interest expense and the cash requirements necessary to service interest or principal payments on our debt;

- Adjusted EBITDA does not reflect cash requirements for replacement of assets that are being depreciated and amortized;

- Adjusted EBITDA does not reflect non-cash compensation, which is a key element of our overall long-term compensation;

- Adjusted EBITDA does not reflect the impact of certain cash charges or cash receipts resulting from matters we do not find indicative of our ongoing operations; and

- other companies in our industry may calculate Adjusted EBITDA differently than we do.

Our Adjusted EBITDA was approximately $320.9 million and $285.9 million for the years ended December 31, 2024 and 2023, respectively. Our Adjusted EBITDA margin was 32% and 31% for the years ended December 31, 2024 and 2023, respectively. The increase experienced in the year ended December 31, 2024 compared to the prior year is primarily attributable to an increase in car wash sales due to growth in UWC Members and the year-over-year addition of 38 net locations, offset by an increase in operating costs and expenses.

The following is a reconciliation of our net income to Adjusted EBITDA for the periods presented.

(Dollars in thousands)	Year Ended December 31,			
	2024		2023	
Reconciliation of net income to adjusted EBITDA:				
Net income	$	70,239	$	80,130
Interest expense, net		79,488		75,104
Income tax provision		32,428		22,911
Depreciation and amortization expense		81,366		69,991
Loss on sale of assets, net (a)		12,435		125
Stock-based compensation expense (b)		27,259		24,310
Acquisition expenses (c)		3,357		3,471
Non-cash rent expense (d)		6,405		5,043
Debt refinancing costs (e)		6,711		—
Employee retention credit		(5,189)		—
Other (f)		6,447		4,839
Adjusted EBITDA	$	320,946	$	285,924
Net revenues	$	994,727	$	927,070
Net income margin		7.1%		8.6%
Adjusted EBITDA margin		32.3%		30.8%

(a) Consists of (gains) and losses on the disposition of assets associated with sale leaseback transactions, the sale of property and equipment, and store closures or the impairments associated with store closures and relocations.

(b) Represents non-cash expense associated with our share-based payments as well as related taxes.

(c) Represents expenses incurred in strategic acquisitions and greenfield development. Expenses include professional fees for accounting and auditing services, appraisals, legal fees and financial services, dead deal costs, one-time costs associated with supplies for rebranding the acquired stores, and distinct travel expenses for related, distinct integration efforts by team members who are not part of our dedicated integration team.

(d) Represents the difference between cash paid for rent expense and U.S. GAAP rent expense.

(e) Represents non-deferred legal fees and other expenses related to credit agreement amendments, and loss on extinguishment of debt associated with amendments to the debt facilities.

(f) Consists of other items as determined by management not to be reflective of our ongoing operating performance, such as costs associated with severance pay, legal settlements and legal fees related to contract terminations, and nonrecurring strategic project costs.

Results of Operations

The results of operations data for the years ended December 31, 2024 and 2023 have been derived from the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2024			2023	
(Dollars in thousands)	Amount	% of Revenue		Amount	% of Revenue
Net revenues	$ 994,727	100 %	$	927,070	100 %
Costs and expenses:					
Cost of labor and chemicals	290,705	29 %		279,375	30 %
Other store operating expenses	404,675	41 %		363,717	39 %
General and administrative	107,980	11 %		105,708	11 %
Loss on sale of assets, net	12,435	1 %		125	0 %
Total costs and expenses	815,795	82 %		748,925	81 %
Operating income	178,932	18 %		178,145	19 %
Other (income) expense:					
Interest expense, net	79,488	8 %		75,104	8 %
Loss on extinguishment of debt	1,976	0 %		—	0 %
Other income	(5,199)	(1)%		—	0 %
Total other expense, net	76,265	8 %		75,104	8 %
Income before taxes	102,667	10 %		103,041	11 %
Income tax provision	32,428	3 %		22,911	2 %
Net income	$ 70,239	7 %	$	80,130	9 %

Net Revenues

	Year Ended December 31,			
(Dollars in thousands)	2024	2023	$ Change	% Change
Net revenues	$ 994,727	$ 927,070	$ 67,657	7%

The increase in net revenues was primarily attributable to growth in UWC Members, the year-over-year addition of 38 net locations, as well as price optimization and wash package mix with the introduction of our new premium Titanium wash package, which expanded our wash packages offered to UWC Members and Retail customers.

Cost of Labor and Chemicals

	Year Ended December 31,			
(Dollars in thousands)	2024	2023	$ Change	% Change
Cost of labor and chemicals	$ 290,705	$ 279,375	$ 11,330	4%
Percentage of net revenues	29%	30%		

The increase in the cost of labor and chemicals was primarily attributable to an increase in volume and the year-over-year addition of 38 net locations, as well as some inflationary pressures on store labor, partially offset by labor optimization and lower chemical costs due to new formulations and cost savings from strategic partnerships between periods. Locations opened during 2024 accounted for $8.0 million of the increase.

Other Store Operating Expenses

	Year Ended December 31,			
(Dollars in thousands)	2024	2023	$ Change	% Change
Other store operating expenses	$ 404,675	$ 363,717	$ 40,958	11%
Percentage of net revenues	41%	39%		

The increase in other store operating expenses was primarily attributable to the year-over-year addition of 38 net locations, as well as additional rent expense related to our sale-leaseback activity in the current year. Locations opened during 2024 accounted for $15.3 million of the increase.

General and Administrative

	Year Ended December 31,			
(Dollars in thousands)	2024	2023	$ Change	% Change
General and administrative	$ 107,980	$ 105,708	$ 2,272	2%
Percentage of net revenues	11%	11%		

The increase in general and administrative expenses was primarily attributable to the debt refinancing costs in the current year, partially offset by decreases in travel and other expenses.

Loss on Sale of Assets, net

	Year Ended December 31,			
(Dollars in thousands)	2024	2023	$ Change	% Change
Loss on sale of assets, net	$ 12,435	$ 125	$ 12,310	9,848%
Percentage of net revenues	1%	0%		

The change in loss on sale of assets, net in 2024 was primarily attributable to more significant net losses associated with our sale-leaseback activity in the current year and impairments associated with store closures and relocations.

Total Other Expense, net

	Year Ended December 31,			
(Dollars in thousands)	2024	2023	$ Change	% Change
Total other expense, net	$ 76,265	$ 75,104	$ 1,161	2%
Percentage of net revenues	8%	8%		

The increase in total other expense, net was primarily attributable to increased interest expense and loss on extinguishment of debt related to our debt refinancing activity in the current year, partially offset by a gain related to the recognition of an employee retention credit.

Income Tax Provision

	Year Ended December 31,			
(Dollars in thousands)	2024	2023	$ Change	% Change
Income tax provision	$ 32,428	$ 22,911	$ 9,517	42%
Percentage of net revenues	3%	2%		

The increase in income tax provision was primarily attributable to the net, unfavorable income tax impact from equity awards activity in the current year.

Liquidity and Capital Resources

Funding Requirements

Our primary requirements for liquidity and capital are to fund our investments in our core business, which includes lease payments, pursue greenfield location development, acquisitions of new locations and to service our indebtedness. Historically, these cash requirements have been met through funds raised by the sale of our common stock, utilization of our Revolving Commitment, First Lien Term Loan, sale-leaseback transactions, and cash provided by operations.

As of December 31, 2024 and 2023, we had cash and cash equivalents of $67.5 million and $19.0 million, respectively, and $299.8 million and $149.2 million, respectively, of available borrowing capacity under our Revolving Commitment.

For a description of our Credit Facilities, please see Note 9 Debt in the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. As of December 31, 2024, we were in compliance with the covenants under our Credit Facilities and we expect to comply with our covenants in the next 12 months from the issuance date of the financial statements included in this Annual Report on Form 10-K.

We believe that our sources of liquidity and capital will be sufficient to finance our growth strategy and resulting operations, as well as planned capital expenditures, for the next 12 months. However, we cannot assure you that cash provided by operating activities or cash and cash equivalents will be sufficient to meet our future needs. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all.

Cash Flows for the Years Ended December 31, 2024 and 2023

The following table shows summary cash flow information for the periods presented:

| | Year Ended December 31, | |
(Dollars in thousands)	2024	2023
Net cash provided by operating activities	$ 248,620	$ 204,653
Net cash used in investing activities	(199,852)	(259,365)
Net cash provided by (used in) financing activities	(275)	8,609
Net change in cash and cash equivalents, and restricted cash during period	$ 48,493	$ (46,103)

Operating Activities. Net cash used in operating activities consists of net income adjusted for certain non-cash items, including stock-based compensation expense, depreciation of property and equipment, amortization of leased assets and deferred income taxes, as well as (gain) losses on disposal of property and equipment and the effect of changes in other working capital amounts.

For the year ended December 31, 2024, net cash provided by operating activities was $248.6 million and was comprised of net income of $70.2 million, increased by $202.5 million primarily as a result of non-cash adjustments including depreciation and amortization expense, non-cash lease expense, deferred income taxes, loss on sale of assets, net, and loss on extinguishment of debt. Changes in working capital decreased cash provided by operating activities by $24.2 million, primarily due to payments towards operating lease liabilities, partially offset by the timing of payments and receipts of receivables and payables.

For the year ended December 31, 2023, net cash provided by operating activities was $204.7 million and was comprised of net income of $80.1 million, increased by $159.0 million related to non-cash adjustments, which includes $24.0 million for stock-based compensation expense. Other non-cash adjustments included depreciation and amortization, non-cash lease expense and deferred income tax. Changes in working capital decreased cash provided by operating activities by $34.5 million, primarily due to $40.4 million of payments towards operating lease liabilities, partially offset by an increase of $6.1 million in accrued expenses.

Investing Activities. Our net cash used in investing activities primarily consists of purchases and sale of property and equipment and acquisition of car washes.

For the year ended December 31, 2024, net cash used in investing activities was $199.9 million and was primarily comprised of purchases in property and equipment to support our greenfield development, partially offset by sale-leaseback transactions and the sale of property and equipment.

For the year ended December 31, 2023, net cash used in investing activities was $259.4 million and was primarily comprised of purchases in property and equipment to support our greenfield and other initiatives, and the acquisition of car washes, partially offset by sale-leaseback transactions and the sale of property and equipment.

Financing Activities. Our net cash provided by (used in) financing activities primarily consists of activity related to our debt, proceeds from issuance of common stock under employee plans and payments on finance lease obligations.

For the year ended December 31, 2024, net cash used in financing activities was $0.3 million and was primarily comprised of activities related to our debt and debt refinancings, as well as payments for payroll tax withholdings to settle cashless stock option exercises and proceeds related to the issuance of common stock under employee plans.

For the year ended December 31, 2023, net cash provided by financing activities was $8.6 million and was primarily comprised of proceeds from issuance of common stock under employee plans, partially offset by payments of finance lease obligations and other financing activities.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, goodwill and other intangible assets, income taxes and stock-based compensation. We base our estimates on historical experience, current developments and on various other assumptions that we believe to be reasonable under these circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that cannot readily be determined from other sources. There can be no assurance that actual results will not differ from those estimates.

See Note 2 Summary of Significant Accounting Policies in the consolidated financial statements included elsewhere in this Annual Report on Form 10-K, for a description of our other significant accounting policies. We believe that the following critical accounting policies are affected by significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers. Under ASC 606, revenue is recognized upon transfer of control of promised services or goods to customers in an amount that reflects the consideration we expect to receive for those services or goods. We have two primary sources of revenue. First, we offer the UWC program to our customers. UWC entitles a UWC Member to unlimited washes for a monthly fee, cancelable at any time. UWC Members are automatically charged on a credit or debit card on the same day of the month that they originally signed up. The UWC revenue is recognized ratably over the month in which it is earned and amounts unearned are recorded as deferred revenue on the consolidated balance sheets based on the date of the re-charge. Second, the revenue from car wash services is recognized at the point in time services are rendered and the customer pays. Discounts are applied as a reduction of revenue at the time of payment.

The timing of recognition does not require significant judgment as it is based on the UWC monthly charge and deferral or the date of car wash sale, none of which require a significant amount of estimation. However, in determining the amount and timing of revenue from contracts with customers, we make judgments as to whether uncertainty as to collectability of the consideration that we are owed precludes recognition of the revenue on an accrual basis. These judgments are based on the facts specific to each circumstance. Primary factors considered include past payment history and our subjective assessment of the likelihood of receiving payment in the future.

Long-lived assets

Long-lived assets, such as property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Approximately $1.5 million of impairment losses associated with our long-lived assets were recognized during the year ended December 31, 2024. No impairment losses associated with our long-lived assets were recognized during the year ended December 31, 2023. See Note 4 Property and Equipment, net in the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information.

Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is tested for impairment at the reporting unit level annually on October 31 or more frequently if events or changes in circumstances indicate that the asset may be impaired. We first assess qualitative factors to determine whether events or circumstances existed that would lead us to conclude it is more likely than not that the fair value of the reporting unit is below its carrying amount. If we determine that it is more likely than not that the fair value of the reporting unit is below the carrying amount, a quantitative goodwill assessment is required. In the quantitative evaluation, the fair value of the reporting unit is determined and compared to the carrying value. If the fair value is greater than the carrying value, then the carrying value is deemed to be recoverable and no further action is required. If the fair value estimate is less than the carrying value, goodwill is considered impaired for the amount by which the carrying amount exceeds the reporting unit's fair value and a charge is reported as impairment of goodwill in our consolidated statements of operations. No impairment losses associated with our goodwill were recognized during the years ended December 31, 2024, and December 31, 2023.

Income Taxes

We account for income taxes in accordance with ASC 740, *Income Taxes*. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We classify all deferred income tax assets and liabilities as noncurrent on our balance sheets. The effect of a change in tax rates on deferred tax assets and liabilities is recognized within the provision for (benefit from) income taxes on the consolidated statements of operations in the period that includes the enactment date.

We reduce deferred tax assets, if necessary, by a valuation allowance if it is more likely than not that we will not realize some or all of the deferred tax assets. In making such a determination, we consider all available positive and negative evidence, including taxable income in prior carryback years (if carryback is permitted under the relevant tax law), the timing of the reversal of existing taxable temporary differences, tax planning strategies and projected future taxable income. We believe it is more likely than not that our federal deferred tax assets will be realized in the future based primarily on the timing and reversal of existing taxable temporary differences in that jurisdiction. However, we determined that an amount of our state deferred tax assets is not more likely than not to be realized in the future based primarily on projected future taxable income available in various jurisdictions. Refer to Note 8 Income Taxes in the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information on the composition of these valuation allowances and for information on the impact of U.S. tax reform legislation.

We file income tax returns in the U.S. federal and state jurisdictions and believe our accrual for tax liabilities is adequate for all open audit years based on many factors including past experience and interpretations of tax law. We recognize the tax benefit from an uncertain tax position if we believe it is more likely than not that the tax position will be sustained, in a court of last resort, based on the technical merits of the position. This assessment relies on estimates and assumptions and any changes in the recognition or measurement of these benefits or liabilities are reflected in the period in which the change in judgment occurs.

We recognize interest and penalties related to uncertain tax positions within income tax provision on our consolidated statements of operations.

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees. We measure stock-based compensation cost at grant date, based upon the estimated fair value of the award, and recognize cost as expense using the accelerate attribution method over the employee requisite service period. We estimate the fair value of stock options using Black-Scholes option model. We estimate the fair value of stock purchase rights using a Black-Scholes option-pricing model. Restricted stock units are classified as equity and measured at the fair market value of the underlying stock at the grant date. Upon termination unvested time and performance-based options, stock-purchase rights, and restricted stock units are forfeited. We have made a policy election to estimate the number of stock-based compensation awards that are expected to vest to determine the amount of compensation expense recognized in earnings. Forfeiture estimates are revised if subsequent information indicates that the actual number of forfeitures is likely to differ from previous estimates.

We record deferred tax assets for awards that result in deductions in our income tax returns, based upon the amount of compensation cost recognized and our statutory tax rate. The tax effect of differences between the compensation cost of an award recognized for financial reporting purposes and the deduction for an award for tax purposes is recognized as an income tax expense or benefit in the consolidated statements of operations in the period in which the tax deduction arises.

Recent Accounting Pronouncements

See the sections titled "Summary of Significant Accounting Policies—Recent Accounting Pronouncements" and "—Recently issued accounting pronouncements not yet adopted" in Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and inflation. All these market risks arise in the normal course of business, as we do not engage in speculative trading activities. The following analysis provides quantitative information regarding these risks.

Interest Rate Risk

Our First Lien Term Loan bears interest at variable rates, which exposes us to market risks relating to changes in interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. As of December 31, 2024, we had $920.4 million of variable-rate debt outstanding under our First Lien Term Loan. Based on the balance outstanding under our First Lien Term Loan as of December 31, 2024, an increase or decrease of 100 basis points in the effective interest rate on the First Lien Term Loan would cause an increase or decrease in interest expense of approximately $9 million over the next 12 months.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Mister Car Wash, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mister Car Wash, Inc. and subsidiaries (the *"Company"*) as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the *"financial statements"*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenues — Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company recognizes revenues in two main streams: (1) revenues recognized ratably daily over the month in which it is earned with their subscription membership Unlimited Wash Club program which entitles the customer to unlimited washes for a monthly fee, cancelable at any time, and (2) revenues recognized at a point in time from car washes. The Company's revenue recognition process utilizes point-of-sale systems for the initiating, processing, and recording of transactions. We identified the recognition of revenues as a critical audit matter because performing audit procedures to test the recognition of revenues required significant audit effort, including the involvement of data analytics specialists, given the Company's high volume of individually low monetary value transactions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the testing of the recognition of revenues included the following, among others:

- We tested the operating effectiveness of internal controls over the Company's recognition of revenues.
- With the assistance of our data analytics specialists, we extracted journal entries to analyze the Company's revenue transactions.
- We reconciled recorded revenues and credit card receivables to cash receipts per the bank.
- We selected a sample of revenue transactions and agreed the amounts recognized to source documents, then tested the mathematical accuracy and the timing of the recorded revenues.
- We developed an independent expectation of deferred revenue and compared it to the recorded balance.

/s/ Deloitte & Touche LLP

Tempe, Arizona
February 21, 2025

We have served as the Company's auditor since 2018.

Mister Car Wash, Inc.
Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)	Year Ended December 31,					
		2024		2023		2022
Net revenues	$	994,727	$	927,070	$	876,506
Costs and expenses:						
Cost of labor and chemicals		290,705		279,375		268,467
Other store operating expenses		404,675		363,717		322,414
General and administrative		107,980		105,708		98,855
(Gain) loss on sale of assets, net		12,435		125		(949)
Total costs and expenses		815,795		748,925		688,787
Operating income		178,932		178,145		187,719
Other (income) expense:						
Interest expense, net		79,488		75,104		41,895
Loss on extinguishment of debt		1,976		—		—
Other income		(5,199)		—		—
Total other expense, net		76,265		75,104		41,895
Income before taxes		102,667		103,041		145,824
Income tax provision		32,428		22,911		32,924
Net income	$	70,239	$	80,130	$	112,900
Earnings per share:						
Basic	$	0.22	$	0.26	$	0.37
Diluted	$	0.21	$	0.24	$	0.34
Weighted-average common shares outstanding:						
Basic		320,031,984		311,035,122		303,372,095
Diluted		329,513,232		328,239,604		327,560,407

See accompanying notes to consolidated financial statements.

Mister Car Wash, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,					
(Amounts in thousands)		2024		2023		2022
Cash flows from operating activities:						
Net income	$	70,239	$	80,130	$	112,900
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization expense		81,366		69,991		61,580
Stock-based compensation expense		25,563		24,001		22,305
(Gain) loss on sale of assets, net		12,435		125		(949)
Loss on extinguishment of debt		1,976		—		—
Amortization of deferred debt issuance costs		1,256		1,698		1,698
Non-cash lease expense		49,855		45,084		41,099
Non-cash interest income		—		—		(302)
Deferred income tax		30,084		18,137		29,382
Changes in assets and liabilities:						
Accounts receivable, net		5,513		(2,363)		(2,668)
Other receivables		373		960		7,640
Inventory, net		3,224		357		(2,661)
Prepaid expenses and other current assets		365		810		(4,324)
Accounts payable		3,373		(113)		5,633
Accrued expenses		9,157		6,065		2,387
Deferred revenue		1,274		3,195		1,129
Operating lease liability		(42,753)		(40,434)		(42,637)
Other noncurrent assets and liabilities		(4,680)		(2,990)		(3,011)
Net cash provided by operating activities	$	248,620	$	204,653	$	229,201
Cash flows from investing activities:						
Purchases of property and equipment		(330,079)		(328,124)		(191,615)
Acquisition of car wash operations, net of cash		—		(51,218)		(86,703)
Proceeds from sale of property and equipment		130,227		119,977		88,187
Net cash used in investing activities	$	(199,852)	$	(259,365)	$	(190,131)
Cash flows from financing activities:						
Proceeds from issuance of common stock under employee plans		6,510		9,777		8,971
Payments of tax withholding on option exercises		(19,290)		—		—
Proceeds from debt borrowings		925,000		—		—
Proceeds from revolving line of credit		217,000		—		—
Payments on debt borrowings		(905,820)		—		(2,100)
Payments on revolving line of credit		(217,000)		—		—
Payments of deferred debt issuance costs		(5,505)		—		—
Principal payments on finance lease obligations		(748)		(668)		(577)
Other financing activities		(422)		(500)		—
Net cash provided by (used in) financing activities	$	(275)	$	8,609	$	6,294
Net change in cash and cash equivalents and restricted cash during period		48,493		(46,103)		45,364
Cash and cash equivalents and restricted cash at beginning of period		19,119		65,222		19,858
Cash and cash equivalents and restricted cash at end of period	$	67,612	$	19,119	$	65,222
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets:						
Cash and cash equivalents		67,463		19,047		65,152
Restricted cash, included in prepaid expenses and other current assets		149		72		70
Total cash, cash equivalents, and restricted cash	$	67,612	$	19,119	$	65,222
Supplemental disclosure of cash flow information:						
Cash paid for interest	$	78,122	$	75,737	$	40,605
Cash paid for income taxes	$	2,529	$	4,221	$	2,221
Supplemental disclosure of non-cash investing and financing activities:						
Property and equipment in accounts payable	$	10,914	$	17,907	$	9,816
Property and equipment accrued in other accrued expenses	$	9,653	$	13,303	$	18,772
Stock option exercise proceeds in other receivables	$	294	$	-	$	25

See accompanying notes to consolidated financial statements.

Mister Car Wash, Inc.
Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)	As of			
	December 31, 2024		December 31, 2023	
Assets				
Current assets:				
Cash and cash equivalents	$	67,463	$	19,047
Accounts receivable, net		791		6,304
Other receivables		13,518		14,714
Inventory, net		5,728		8,952
Prepaid expenses and other current assets		11,590		11,877
Total current assets		99,090		60,894
Property and equipment, net		814,600		725,121
Operating lease right of use assets, net		924,896		833,547
Other intangible assets, net		112,507		117,667
Goodwill		1,134,734		1,134,734
Other assets		15,969		9,573
Total assets	$	3,101,796	$	2,881,536
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	30,020	$	33,641
Accrued payroll and related expenses		27,116		19,771
Other accrued expenses		39,162		38,738
Current maturities of long-term debt		6,920		—
Current maturities of operating lease liability		48,986		43,979
Current maturities of finance lease liability		804		746
Deferred revenue		33,960		32,686
Total current liabilities		186,968		169,561
Long-term debt, net		909,094		897,424
Operating lease liability		890,613		809,409
Financing lease liability		13,262		14,033
Deferred tax liabilities, net		101,741		71,657
Other long-term liabilities		1,766		4,417
Total liabilities		2,103,444		1,966,501
Stockholders' equity:				
Common stock, $0.01 par value, 1,000,000,000 shares authorized, 323,693,863 and 315,192,401 shares outstanding as of December 31, 2024 and 2023, respectively		3,242		3,157
Additional paid-in capital		830,264		817,271
Retained earnings		164,846		94,607
Total stockholders' equity		998,352		915,035
Total liabilities and stockholders' equity	$	3,101,796	$	2,881,536

See accompanying notes to consolidated financial statements.

Mister Car Wash, Inc.
Consolidated Statements of Stockholders' Equity

(Amounts in thousands, except share and per share data)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Stockholders' Equity
Balance as of December 31, 2021	300,120,451	$ 3,007	$ 752,343	$ 225	$ (98,423)	$ 657,152
Stock-based compensation expense	—	—	22,305	—	—	22,305
Issuance of common stock under employee plans	463,038	4	4,219	—	—	4,223
Vesting of restricted stock units	517,422	6	(6)	—	—	—
Exercise of stock options	5,525,619	55	4,718	—	—	4,773
Change in interest rate swap	—	—	—	(225)	—	(225)
Net income	—	—	—	—	112,900	112,900
Balance as of December 31, 2022	306,626,530	$ 3,072	$ 783,579	$ —	$ 14,477	$ 801,128
Stock-based compensation expense	—	—	24,001	—	—	24,001
Issuance of common stock under employee plans	434,952	4	2,993	—	—	2,997
Vesting of restricted stock units	694,100	7	(7)	—	—	—
Exercise of stock options	7,436,819	74	6,705	—	—	6,779
Net income	—	—	—	—	80,130	80,130
Balance as of December 31, 2023	315,192,401	$ 3,157	$ 817,271	$ —	$ 94,607	$ 915,035
Stock-based compensation expense	—	—	25,563	—	—	25,563
Issuance of common stock under employee plans	437,539	4	2,707	—	—	2,711
Vesting of restricted stock units	1,390,754	13	(13)	—	—	—
Tax withholding on option exercises	(2,998,694)	(29)	(19,306)	—	—	(19,335)
Exercise of stock options	9,671,863	97	4,042	—	—	4,139
Net income	—	—	—	—	70,239	70,239
Balance as of December 31, 2024	323,693,863	$ 3,242	$ 830,264	$ —	$ 164,846	$ 998,352

See accompanying notes to consolidated financial statements.

Mister Car Wash, Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

1. Nature of Business

Mister Car Wash, Inc., a Delaware corporation, together with its subsidiaries (collectively, "we," "us," "our" or the "Company"), is based in Tucson, Arizona and is a provider of conveyorized car wash services. As of December 31, 2024, we operated 514 car washes in 21 states. As of December 31, 2023, we operated 476 car washes in 21 states.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company. All material intercompany balances and transactions have been eliminated in consolidation.

Reclassification

Within the consolidated financial statements certain immaterial amounts have been reclassified to conform with current presentation. We reclassified Restricted cash of $72 from an individual line item on the consolidated balance sheets at December 31, 2023, to Prepaid expenses and other current assets to conform with the current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenue and expenses during the periods reported. Some of the significant estimates that we have made pertain to the determination of deferred tax assets and liabilities; estimates utilized to determine the fair value of assets acquired and liabilities assumed in business combinations and the related goodwill and intangibles; and certain assumptions used related to the evaluation of goodwill, intangibles, and property and equipment asset impairment. Actual results could differ from those estimates.

Cash and Cash Equivalents, and Restricted Cash

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents. We place our temporary cash investments with high credit quality financial institutions. At times, such investments may exceed federally insured limits; however, management does not believe we are exposed to any significant credit risk on counter party cash and cash equivalents.

On occasion, we are required to maintain restricted cash deposits with certain banks due to contractual or other legal obligations. At December 31, 2024 and 2023, we had $149 and $72, respectively, in restricted cash set aside for the funding of various maintenance expenses. Restricted cash is recorded in Prepaid expenses and other current assets in the consolidated balance sheets.

Accounts Receivable, Net

Accounts receivable, net includes amounts due for consumer credit card sales and other trade accounts receivable. Management determines the allowance for doubtful accounts and writes off trade receivables when deemed uncollectible on a specific customer identification basis. Recoveries of trade receivables previously written off are recorded when received. Accounts receivable are presented net of an allowance for doubtful accounts of $123 and $68 at December 31, 2024 and 2023, respectively. The activity in the allowance for doubtful accounts was immaterial for the years ended December 31, 2024, 2023 and 2022.

Other Receivables

Other receivables consist primarily of payroll tax withholding and exercise proceeds receivables, construction receivables and insurance receivable from non-healthcare related insurance claims.

We record payroll tax withholding and exercise proceeds receivable for amounts due to us from a third-party broker for amounts used to cover tax liability and exercise proceeds resulting from employee exercises of share-based payment awards.

For certain build-to-suit lease arrangements, we are responsible for the construction of a lessor owned facility using our designs. As construction occurs, we will recognize a construction receivable on the consolidated balance sheets due from the lessor. To the extent costs exceed the amount to be reimbursed by the lessor, we will consider such costs prepaid rent, which are added to the associated operating lease right of use asset once the lease commences.

We carry a broad range of insurance coverage, including general and business auto liability, commercial property, workers' compensation, cyber risk, and general umbrella policies. We record receivables from our non-healthcare insurance carriers related to these insurance claims, which are included in other receivables. The receivables are paid when the claim is finalized and the reserved amounts on these claims are expected to be paid within one year.

	As of			
	December 31, 2024		December 31, 2023	
Payroll tax withholding and exercise proceeds receivable	$	834	$	—
Construction receivable		4,584		6,480
Income tax receivable		1,864		3,051
Insurance receivable		4,250		3,686
Other		1,986		1,497
Total other receivables	$	13,518	$	14,714

Inventory, Net

Inventory, net consists primarily of chemical washing solutions and is stated at the lower of cost or net realizable value using the average cost method. The activity in the reserve for obsolescence accounts was immaterial for the years ended December 31, 2024, 2023 and 2022.

Inventory for the periods presented is as follows:

	As of			
	December 31, 2024		December 31, 2023	
Chemical washing solutions	$	5,831	$	9,135
Other		14		-
Total inventory, gross		5,845		9,135
Reserve for obsolescence		(117)		(183)
Total inventory, net	$	5,728	$	8,952

Property and Equipment, Net

Property and equipment purchased are stated at cost less accumulated depreciation. Assets acquired in business combinations are recorded at fair value. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the property or related lease term. Amortization of assets under finance leases is included in depreciation expense. Estimated useful lives range from 10 to 40 years for buildings and leasehold improvements, and from 3 to 7 years for machinery and equipment.

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments that extend the useful lives of existing equipment are capitalized.

For items that are disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized as (gain) loss on sale of assets, net in the accompanying consolidated statements of operations.

The carrying value of long-lived assets held and used is periodically reviewed for possible impairment when events and circumstances warrant such a review.

Other Intangible Assets, Net and Goodwill

We classify intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. The useful lives of our identifiable intangible assets are determined after considering the specific facts and circumstances related to each intangible asset. The following factors are considered when determining useful lives: the contractual term of any agreement related to the asset, the historical performance of the asset, our long-term strategy for using the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions.

Intangible assets that are deemed to have definite lives are amortized, primarily on a straight-line basis, over their useful lives, generally ranging from 2 to 10 years. When facts and circumstances indicate that the carrying value of definite-lived intangible assets may not be recoverable, management assesses the recoverability of the carrying value by preparing estimates of sales volume and the resulting profit and cash flows expected to result from the use of the asset or asset group and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, we will recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount of the asset or asset group exceeds the fair value. We use a variety of methodologies to determine the fair value of these assets, including discounted cash flow models, which are consistent with the assumptions hypothetical marketplace participants would use.

Intangible assets determined to have indefinite useful lives, including trade names and trademarks, are tested for impairment annually, or more frequently if events or circumstances indicate that assets might be impaired. A variety of methodologies are used in conducting impairment assessments of indefinite-lived intangible assets, including, but not limited to, discounted cash flow models, which are based on the assumptions we believe hypothetical marketplace participants would use. For indefinite-lived intangible assets, other than goodwill, if the carrying amount exceeds the fair value, an impairment charge is recognized in an amount equal to that excess. We have the option to perform a qualitative assessment of indefinite-lived intangible assets, other than goodwill, rather than completing the impairment test. We must assess whether it is more likely than not that the fair value of the intangible asset is less than its carrying amount. If we conclude that this is the case, we must perform the testing described above. Otherwise, we do not need to perform any further assessment. We completed our indefinite-life intangible asset impairment analysis as of October 31, 2024 and 2023 and concluded that it was not more likely than not that the carrying value of the asset may not be recoverable.

Goodwill is evaluated for impairment at the reporting unit-level on an annual basis (or more frequently if events or circumstances indicate that the related carrying amount may be impaired). We evaluate qualitative factors to determine if performing the quantitative impairment test is required. If it is determined that it is more likely than not, as defined in the guidance, that the carrying value is less than the fair value, the potential for goodwill impairment is evaluated and the amount of impairment loss, if any, is measured and recognized. If we determine that it is not more likely than not that the carrying value is less than the fair value, no further evaluation is performed. We completed our goodwill impairment test as of October 31, 2024 and 2023 and concluded that it is not more likely than not that the carrying value is less than the fair value, and therefore, no further evaluation was performed.

Deferred Debt Issuance Costs

Debt issuance costs related to a recognized debt liability are presented in the consolidated balance sheets as a direct deduction from the carrying value of the related liability except for debt issuance costs related to our Revolving Commitment arrangement. In the case of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement, related debt issuance costs are presented in other assets in the accompanying consolidated balance sheets.

The direct costs associated with the funding of long-term debt are amortized to interest expense over the term of the applicable loan.

Leases

We determine if a contract contains a lease at inception. Our material operating leases consist of car wash locations, warehouses and office space. U.S. GAAP requires that our leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date, and the lease term used in the evaluation includes the non-cancelable period for which we have the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option would result in an economic penalty. Nearly all of our car wash and office space leases are classified as operating leases.

We disburse cash for leasehold improvements, furniture and fixtures and equipment to build out and equip our leased premises. Tenant improvement allowance incentives may be available to partially offset the cost of developing and opening the related car washes, pursuant to agreed-upon terms in the respective lease agreements. Tenant improvement allowances can take the form of cash payments upon the opening of the related car washes, full or partial credits against rents otherwise payable by us, or a combination thereof. All tenant improvement allowances we receive are recorded as a contra operating lease right of use asset and amortized over the term of the lease.

The lease term used for straight-line rent expense is calculated from the commencement date (the date we take possession of the premises) through the lease termination date (including any options where exercise is reasonably certain and failure to exercise such option would result in an economic penalty). The initial lease term of our operating leases ranges from 6 to 50 years. We record rent expense on a straight-line basis beginning on the lease commencement date.

Maintenance, insurance and property tax expenses are generally accounted for on an accrual basis as variable lease costs. We recognize variable lease cost for operating leases in the period when changes in facts and circumstances on which the variable lease payments are based occur. All operating lease rent expense is included in other store operating expenses or general and administrative expense on the consolidated statements of operations.

We record a lease liability for our operating leases equal to the present value of future payments discounted at the estimated fully collateralized incremental borrowing rate (discount rate) corresponding with the lease term as the rate implicit in our leases is not readily determinable. Our operating lease liability calculation is the total rent payable during the lease term, including rent escalations in which the amount of future rent is certain or fixed on the straight-line basis over the term of the lease (including any rent holiday period beginning upon our possession of the premises, and any fixed payments stated in the lease). A corresponding operating lease asset is also recorded equaling the initial amount of the operating lease liability, plus any lease payments made to the lessor before or at the lease commencement date and any initial direct costs incurred, less any lease incentives received. The difference between the minimum rents paid and the straight-line rent is reflected within the associated operating lease right of use asset.

Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Additionally, we do not enter into lease transactions with related parties.

We make judgments regarding the reasonably certain lease term for each car wash property lease, which can impact the classification and accounting for a lease as finance or operating and/or escalations in payments that are taken into consideration when calculating straight-line rent, and the term over which leasehold improvements for each car wash are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

Revenue Recognition

A five-step model is used to recognize revenue from customer contracts under ASC 606, *Revenue from Contracts with Customers* (ASC 606). The five-step model requires that we (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

We recognize revenue in two main streams. First, we offer an Unlimited Wash Club ("UWC") program to our customers. The UWC program entitles the customer to unlimited washes for a monthly fee, cancelable at any time. We enter into a contract with the customer that falls under the definition of a customer contract under ASC 606. Customers are automatically charged on a credit or debit card on the same day of the month that they originally signed up. Our performance obligation is to provide unlimited car wash services for a monthly fee. The UWC revenue is recognized ratably daily over the month in which it is earned and amounts unearned are recorded as deferred revenue on the consolidated balance sheets. All amounts recorded as deferred revenue at year end are recognized as revenue in the following year. Second, revenue from car wash services are recognized at the point in time services are rendered and the customer pays with cash or credit. Revenues are net of sales tax, refunds and discounts applied as a reduction of revenue at the time of payment.

The following table summarizes the composition of our net revenues for the periods presented:

		Year Ended December 31,				
		2024		**2023**		**2022**
Recognized over time	$	734,235	$	659,612	$	593,067
Recognized at a point in time		260,034		267,067		282,424
Other revenue		458		391		1,015
Net revenues	$	994,727	$	927,070	$	876,506

We promote and sell a limited number of prepaid products, which include discounted car wash packages and gift cards that are not material to the financial statements. We record the sale of these items as deferred revenue, which is reduced for estimated breakage, which is not material to the financial statements. Revenue is recognized based on the terms of the packages and when the prepaid packages or gift cards are redeemed by the customer.

Cost of Labor and Chemicals

Cost of labor and chemicals include labor costs associated with car wash employees, maintenance employees, warehouse employees, and chemicals and associated supplies. The related employee benefits for the aforementioned employees, such as taxes, insurance and workers compensation, are also included in the cost of labor and chemicals.

Other Store Operating Expenses

Other store operating expenses includes all other costs related to the operations of car wash and warehouse locations such as credit card fees, car damages, office and lobby supplies, information technology costs associated with the locations, telecommunications, advertising, non-healthcare related insurance, rent, repairs and maintenance related to held-for-use assets, utilities, property taxes, and depreciation on held-for-use assets at the car wash and warehouse locations.

Sales and Marketing

Sales and marketing expenses are expensed as incurred and include costs for advertising, onsite collateral, promotional events and sponsorships, and customer retention. Advertising costs totaled approximately $4,253, $7,048 and $4,634 for the years ended December 31, 2024, 2023, and 2022, respectively, and are recorded in other store operating expenses in the consolidated statements of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized differently in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates.

We have adopted a more likely than not threshold for financial statement recognition and measurement of an uncertain tax position taken or expected to be taken in a tax return. We recognize interest and penalties related to uncertain tax positions in income tax provision in the consolidated statements of operations.

Sales Taxes

We collect sales taxes from customers for taxable services provided and products sold and remit those collected sales and use taxes to the applicable state authorities on a monthly basis. We have adopted a policy of presenting such taxes on revenues on a net basis (excluded from revenues) in the consolidated statements of operations.

Stock-Based Compensation Plans

Stock-based compensation represents the cost related to stock-based awards granted to employees. We measure stock-based compensation cost at grant date, based upon the estimated fair value of the award, and recognize cost as expense using the tranche over the employee requisite service period. We estimate the fair value of stock options and stock purchase rights using a Black-Scholes option-pricing model. Restricted stock units are classified as equity and measured at the fair market value of the underlying stock at the grant date. Upon termination unvested time and performance-based options, stock-purchase rights, and restricted stock units are forfeited. We have made a policy election to estimate the number of stock-based compensation awards that are expected to vest to determine the amount of compensation expense recognized in earnings. Forfeiture estimates are revised if subsequent information indicates that the actual number of forfeitures is likely to differ from previous estimates.

Deferred tax assets are recorded for awards that result in deductions in our income tax returns, based upon the amount of compensation cost recognized and our statutory tax rate. The tax effect of differences between the compensation cost of an award recognized for financial reporting purposes and the deduction for an award for tax purposes is recognized as an income tax expense or benefit in the consolidated statements of operations in the period in which the tax deduction arises.

Business Combinations

We evaluate each transaction under ASC 805, *Business Combinations*, including applying a screen test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination.

For all business acquisitions, we recognize, separately from goodwill, the identifiable assets acquired, and liabilities assumed at their estimated acquisition-date fair values. We measure and recognize goodwill as of the acquisition date as the excess of the aggregate of the fair value of consideration transferred over the fair value of assets acquired and liabilities assumed.

To the extent contingencies such as pre-acquisition environmental matters, contingent purchase price consideration, litigation, and related legal fees are resolved or settled during a reporting period after a business combination occurs, the effect of changes in such contingencies is included in results of operations in the periods in which the adjustments are determined. We recognize third-party transaction-related costs as general and administrative in the period in which those costs are incurred.

If information about facts and circumstances existing as of the acquisition date is incomplete by the end of the reporting period in which a business combination occurs, we report provisional amounts for the items for which the accounting is incomplete. This period will not exceed one year from the acquisition date. Any material adjustments recognized during the measurement period are reflected prospectively in the consolidated financial statements of the subsequent period.

Fair Value Measurements

We disclose the fair value of our financial instruments based on the fair value hierarchy. The levels of the fair value hierarchy are described as follows:

Level 1—Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that we have the ability to access.

Level 2—Financial assets and liabilities whose values are based on quoted prices in markets that are not active, or model inputs that are observable for substantially the full term of the asset or liability.

Level 3—Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

We use observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. A contingent consideration liability related to one of our 2021 acquisitions was measured at fair value (Level 3) on a recurring basis as of December 31, 2024 and 2023. See Note 10 Fair Value Measurements in the consolidated financial statements for additional information regarding the contingent consideration liability.

Earnings Per Share

Reconciliations of the numerators and denominators of the basic and diluted earnings per share calculations for the periods presented are as follows:

	Year Ended December 31,		
	2024	2023	2022
Numerator:			
Net income	$ 70,239	$ 80,130	$ 112,900
Denominator:			
Weighted-average common shares outstanding - basic	320,031,984	311,035,122	303,372,095
Effect of potentially dilutive securities:			
Stock options	7,694,810	16,778,290	23,617,488
Restricted stock units	1,764,137	396,177	555,495
Employee stock purchase plan	22,301	30,015	15,329
Weighted-average common shares outstanding - diluted	329,513,232	328,239,604	327,560,407
Earnings per share - basic	$ 0.22	$ 0.26	$ 0.37
Earnings per share - diluted	$ 0.21	$ 0.24	$ 0.34

The following potentially dilutive shares were excluded from the computation of diluted earnings per share for the periods presented because including them would have been antidilutive:

	Year Ended December 31,		
	2024	2023	2022
Stock options	4,480,312	3,457,404	2,204,216
Restricted stock units	350,326	184,619	62,140
Employee stock purchase plan	49,859	53,408	49,645

Employee Retention Credit

In response to the COVID-19 pandemic, the Employee Retention Credit ("ERC"), was established under the Coronavirus Aid, Relief, and Economic Security Act. The ERC is a refundable tax credit against certain employment taxes equal to 50% of the qualified wages an eligible employer paid to employees from March 13, 2020 to December 31, 2020. Companies who meet the eligibility requirements can claim the ERC on an original or adjusted employment tax return for a period within those dates.

In March 2024, we determined that we qualify for $4,663 (net of tax advisory costs) in relief for the period from March 13, 2020 to December 31, 2020. Upon receipt of the credit, we will owe tax advisory costs associated with the assessment of the tax credit. This amount was expensed within General and administrative expenses on our consolidated statements of operations during the year ended December 31, 2024. As there is no authoritative guidance under U.S. GAAP for government assistance to for-profit business entities, the Company accounts for the ERC by analogy to International Accounting Standards 20, or IAS 20, *Accounting for Government Grants and Disclosure of Government Assistance*. In accordance with IAS 20, management determined it has reasonable assurance of receipt of the identified ERC amount and recorded the credit in Other income on our consolidated statements of operations during the year ended December 31, 2024. A corresponding accrual of the tax credit receivable was recorded in Other assets on our consolidated balance sheets as of December 31, 2024.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accountings Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires enhanced disclosures regarding significant segment expenses and other segment items for public entities on both an annual and interim basis. Specifically, the update required that entities provide, during interim periods, all disclosures related to a reportable segment's profit or loss and assets that were previously required only on an annual basis. Additionally, this guidance necessitates the disclosure of the title and position of the Chief Operating Decision Maker ("CODM"). The new guidance does not modify how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years starting after December 15, 2024. This ASU must be applied retrospectively to all prior periods presented. The Company adopted this ASU during the year ended December 31, 2024. See Note 19 Segment Information in the consolidated financial statements for additional information.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*, which focuses on the rate reconciliation and income taxes paid. ASU No. 2023-09 requires a public business entity (PBE) to disclose, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. For PBEs, the new standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. An entity may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods, or may apply the amendments retrospectively by providing the revised disclosures for all period presented. We expect this ASU to only impact our disclosures with no material impacts to our consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): *Disaggregation of Income Statement Expenses*, which requires a PBE to disclose additional information about specific expense categories in the notes to financial statements at interim and annual periods. This information is generally not presented in the financial statements. The ASU requires that at each interim and annual period a PBE: (1) disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization; (2) include certain amounts that are already required to be disclosed under current U.S. GAAP in the same disclosure as the other disaggregation requirements; (3) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and (4) disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The guidance should be applied either prospectively to financial statements issued for periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the financial statements. We are still assessing the impact of this ASU.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following for the periods presented:

	As of	
	December 31, 2024	December 31, 2023
Spare parts	$ 4,801	$ 6,586
Prepaid insurance	2,658	2,618
Other	4,131	2,673
Total prepaid expenses and other current assets	$ 11,590	$ 11,877

4. Property and Equipment, Net

Property and equipment, net consisted of the following for the periods presented:

	As of			
	December 31, 2024		December 31, 2023	
Land	$	123,550	$	121,960
Buildings and improvements		328,664		263,468
Finance leases		16,554		16,604
Leasehold improvements		151,635		135,861
Vehicles and equipment		353,660		285,127
Furniture, fixtures and equipment		106,271		100,457
Construction in progress		61,153		75,639
Property and equipment, gross		1,141,487		999,116
Accumulated depreciation		(322,676)		(270,706)
Accumulated amortization - finance leases		(4,211)		(3,289)
Property and equipment, net	$	814,600	$	725,121

Depreciation expense was $75,200, $62,214 and $52,715 for the years ended December 31, 2024, 2023 and 2022, respectively. Amortization expense on finance leases was $1,006, $1,005 and $991 for the years ended December 31, 2024, 2023 and 2022, respectively.

During the fourth quarter of 2024, the Company committed to a plan to dispose of two car wash locations and entered into agreements to sell them during the first half of 2025. As of December 31, 2024, these locations are classified as held for sale and have a collective net book value of $4,489 primarily related to land and building. The assets of these locations are recorded in property and equipment, net on the consolidated balance sheets. We recorded $1,549 of impairment losses related to the land and building of one of these locations based on the agreed upon sales price. There were no impairments recognized in 2023. In December 2022, we recorded $6,252 of impairment losses primarily related to the land and building of two locations, using independent third-party appraisals to determine the change in market values. These losses are recorded in (gain) loss on sale of assets, net on the consolidated statements of operations.

5. Other Intangible Assets, Net

Other intangibles assets, net consisted of the following as of the periods presented:

	December 31, 2024		December 31, 2023	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Trade names and trademarks	$ 107,000	$ —	$ 107,000	$ —
CPC unity system	42,900	42,900	42,900	40,040
Customer relationships	9,700	7,019	9,700	6,430
Covenants not to compete	13,230	10,404	13,230	8,693
Other intangible assets, net	$ 172,830	$ 60,323	$ 172,830	$ 55,163

The weighted average amortization period for CPC Unity System, customer relationships, and covenants not to compete are 10.0 years, 7.0 years and 6.3 years, respectively.

Amortization expense for finite-lived intangible assets was $5,160, $6,772 and $7,874 for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, estimated future amortization expense was as follows:

Fiscal Year Ending:		
2025	$	1,827
2026		1,585
2027		758
2028		433
2029		310
Thereafter		594
Total estimated future amortization expense	$	5,507

6. Goodwill

Goodwill consisted of the following for the periods presented:

	As of			
	December 31, 2024		December 31, 2023	
Balance at beginning of period	$	1,134,734	$	1,109,815
Acquisitions		—		24,919
Balance at end of period	$	1,134,734	$	1,134,734

Goodwill is generally deductible for tax purposes, except for the portion related to purchase accounting step-up goodwill.

7. Other Accrued Expenses

Other accrued expenses consisted of the following for the periods presented:

	As of			
	December 31, 2024		December 31, 2023	
Utilities	$	6,685	$	6,130
Accrued other tax expense		10,367		9,482
Insurance expense		4,843		4,355
Greenfield development accruals		9,653		13,343
Other		7,614		5,428
Total other accrued expenses	$	39,162	$	38,738

Greenfield development accruals represent an obligation to pay for invoices not yet received, primarily related to land and buildings and improvements, on properties which we have taken control of as of December 31, 2024 and 2023.

8. Income Taxes

The provision for income taxes consisted of the following for the periods presented:

	Year Ended December 31,					
	2024		2023		2022	
Current provision (benefit):						
Federal	$	324	$	(14)	$	389
State		2,020		4,788		3,152
Total current provision		2,344		4,774		3,541
Deferred provision (benefit):						
Federal		27,791		19,505		25,646
State		2,293		(1,368)		3,737
Total deferred provision		30,084		18,137		29,383
Total provision	$	32,428	$	22,911	$	32,924

A reconciliation of the statutory income tax rate provision to our provision consisted of the following for the periods presented:

	Year Ended December 31,					
		2024		2023		2022
Income tax provision at the statutory rate	$	21,560	$	21,639	$	30,623
Increase (decrease) resulting from:						
Federal credits		(288)		(320)		(532)
State income taxes, net of federal benefit		3,671		2,695		5,795
Other nondeductible expenses		505		368		665
Valuation allowance adjustment		(24)		(280)		444
Stock based compensation		5,862		(2,115)		(4,571)
Other, net		1,142		924		500
Income tax provision	$	32,428	$	22,911	$	32,924

The income tax expense recorded in 2024 is different from the expected statutory federal and state tax expense primarily due to a $5,862 income tax expense related to equity award exercises and/or vesting in 2024, which is net of the impact of the internal revenue code rules and regulations related to the deductibility of executive compensation by publicly held companies.

	As of			
		December 31, 2024		December 31, 2023
Deferred tax assets:				
Lease liability	$	234,108	$	214,341
Stock based compensation		12,915		32,517
Accrued compensation costs		1,710		1,543
Deferred revenue		1,211		1,612
Net operating loss (NOL) carryforwards		16,929		21,904
Interest expense carryforwards		38,578		24,653
Business tax credit carryforwards, net		3,285		3,539
Other		3,598		3,780
Gross deferred tax assets		312,334		303,889
Valuation allowance		(262)		(286)
Net deferred tax assets		312,072		303,603
Deferred tax liabilities:				
ROU assets		(230,018)		(208,997)
Goodwill and other intangible assets		(77,040)		(65,609)
Property and equipment		(106,083)		(100,103)
Other		(672)		(551)
Gross deferred tax liabilities		(413,813)		(375,260)
Total deferred tax liabilities, net	$	(101,741)	$	(71,657)

We had federal and state net operating loss ("NOL") carryforwards available of $68,705 and $53,876 at December 31, 2024, respectively. The federal NOL carryforwards can be carried forward indefinitely while $24,099 of the state NOL carryforwards have indefinite lives and the remaining amounts will expire between 2030 and 2043. We had federal interest expense carryforwards of $149,265 at December 31, 2024, which can be carried forward indefinitely. We also had state interest expense carryforwards in 12 states where the amounts vary by jurisdiction, which also have indefinite lives. We had federal and state R&D and other business tax credit carryforwards of $2,816 and $1,076 at December 31, 2024, respectively. The federal business tax credit carryforwards can be carried forward for 20 years and will expire between 2039 and 2044. The state R&D and other business tax credit carryforwards can be carried forward for 10 to 20 years and will expire between 2026 and 2036.

As noted above, we had deferred tax assets related to both federal and state NOL and interest expense carryforwards. When determining the need for a valuation allowance, we consider all available positive and negative evidence, including taxable income in prior carryback years (if carryback is permitted under the relevant tax law), the timing of the reversal of existing taxable temporary differences, tax planning strategies and projected future taxable income. We adjust the valuation allowance in the period management determines it is more likely than not that we will not realize some or all of the deferred tax assets.

For financial reporting purposes, we established valuation allowances of $262 and $286 at December 31, 2024 and 2023, respectively, to offset deferred tax assets. The current and prior year valuation allowance relates to state attributes and carryovers.

Past ownership changes and other equity transactions may have triggered Sections 382 and 383 of the Internal Revenue Code, resulting in certain annual limitations on the utilization of existing federal and state net operating losses and credits. Such provisions may limit the potential future tax benefit to be realized by us from its accumulated net operating losses and tax credit carryforwards.

We file income tax returns in the U.S. federal and various state tax jurisdictions and are subject to varying statutes of limitation in each jurisdiction. As of December 31, 2024, we are not under audit for federal or state income tax purposes. In general, our federal tax return may be subject to examination for the 2021 through 2023 tax years, while for state purposes, the 2020 through 2023 years are generally open to examination, with some states having either a three- or four-year statute of limitations. Our usage of NOL carryovers also permits taxing authorities to adjust aspects of tax returns that may be outside of these statutes of limitation.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is as follows:

	December 31,					
	2024		2023		2022	
Tax contingencies at beginning of period	$	-	$	-	$	-
Additions based on tax positions related to the current year		83		-		-
Additions based on tax positions related to prior years		459		-		-
Tax contingencies at end of period	$	542	$	-	$	-

We had gross unrecognized tax benefits of $542 and $0 as of December 31, 2024 and 2023, respectively, related to federal and state R&D tax credits. All of the unrecognized tax benefits, if recognized, would affect the effective tax rate.

We accrued interest and penalties of $42 and $175 as of December 31, 2024 and 2023, respectively, in income tax expense.

9. Debt

Debt consisted of the following as of the periods presented:

	Maturity	Stated Interest Rate	Effective Interest Rate	As of	
				December 31, 2024	December 31, 2023
Credit agreement					
First lien term loan	March 2031	7.09%	8.15%	$ 920,381	$ 901,201
Unamortized discount and debt issuance costs				(4,367)	(3,777)
Current maturities of debt				(6,920)	—
Total long-term portion of debt, net				$ 909,094	$ 897,424

As of December 31, 2024, annual maturities of debt were as follows:

Fiscal Year Ending:		
2025	$	6,920
2026		9,227
2027		9,227
2028		9,227
2029		9,227
Thereafter		876,553
Total maturities of debt		920,381

As of December 31, 2024 and 2023, unamortized debt issuance costs was $6,304 and $4,030, respectively, and accumulated amortization of debt issuance costs was $4,018 and $6,145, respectively.

For the years ended December 31, 2024, 2023 and 2022, the amortization of debt issuance costs in interest expense, net in the consolidated statements of operations was approximately $1,256, $1,698 and $1,698, respectively.

Amended and Restated First Lien Credit Agreement

On August 21, 2014, we entered into a Credit Agreement ("Credit Agreement") which was originally comprised of a term loan ("First Lien Term Loan") and a revolving commitment ("Revolving Commitment"). The Credit Agreement was collateralized by substantially all personal property (including cash, inventory, property and equipment, and intangible assets), real property, and equity interests owned by us.

First Lien Term Loan

In March 2024, we entered into Amendment No. 5 to the Amended and Restated First Lien Credit Agreement with the lenders party thereto, and Bank of America, N.A. ("BofA") as the successor administrative agent and collateral agent. This amendment further modified the credit agreement by providing $925,000 in first lien term commitments, consisting of $901,201 to refinance outstanding term loans and $23,799 in additional incremental term commitments (collectively, the "2024 Term Loans"). Starting September 30, 2024, the loans will be amortized in equal quarterly installments at an annual rate of 1.00% of the original principal amount. In connection with Amendment No. 5, we expensed $1,882 of previously unamortized debt issuance costs as a loss on extinguishment of debt in the consolidated statements of operations.

In November 2024, we entered into Amendment No. 6 to the Amended and Restated First Lien Credit Agreement with the lenders party thereto, and BofA as the successor administrative agent and collateral agent. This amendment further modified the credit agreement by resetting the soft call protection of 1% for voluntary prepayments of the Term Loans to last for six months after the effective date of this Amendment, as well as repricing the Term and Revolving Loans margins, where each was reduced by 0.25%. In connection with Amendment No. 6, we expensed $94 of previously unamortized debt issuance costs as a loss on extinguishment of debt in the consolidated statements of operations.

Revolving Commitment

In March 2024, we entered into Amendment No. 5 to our Amended and Restated First Lien Credit Agreement to increase our borrowing capacity from $150,000 to $300,000. Any unused commitment fee is also payable based on the First Lien Net Leverage Ratio. The Credit Agreement requires the Borrower to maintain a Rent Adjusted Total Net Leverage Ratio no greater than 6.50 to 1.00, tested quarterly beginning with the quarter ending September 30, 2024, for the benefit of lenders holding the Revolving Commitments.

The maximum available borrowing capacity under the Revolving Commitment is reduced by outstanding letters of credit under the Revolving Commitment. As of December 31, 2024 and 2023, the available borrowing capacity under the Revolving Commitment was $299,791 and $149,193, respectively.

In addition, an unused commitment fee based on our First Lien Net Leverage Ratio is payable on the average of the unused borrowing capacity under the Revolving Commitment. As of December 31, 2024 and 2023, the unused commitment fee was 0.25%.

Standby Letters of Credit

As of December 31, 2024, we have a letter of credit sublimit of $90,000 under the Revolving Commitment, provided that the total utilization of revolving commitments under the Revolving Commitment does not exceed $300,000. Any letter of credit issued under the Amended and Restated Credit Agreement has an expiration date which is the earlier of (i) no later than 12 months from the date of issuance or (ii) five business days prior to the maturity date of the Revolving Commitment, as amended under Amendment No. 2 to Amended and Restated First Lien Credit Agreement. Letters of credit under the Revolving Commitment reduce the maximum available borrowing capacity under the Revolving Commitment. As of December 31, 2024 and 2023, the amounts associated with outstanding letters of credit were $209 and $807, respectively.

Credit Agreement

We were in compliance with all covenants related to our long-term debt as of December 31, 2024.

10. Fair Value Measurements

The following table presents assets and liabilities which are measured at fair value on a recurring basis as of December 31, 2024:

	Fair Value Measurements			
	Total	Level 1	Level 2	Level 3
Assets:				
Deferred compensation plan	$ 6,487	$ 6,487	$ —	$ —
Liabilities:				
Deferred compensation plan	$ 4,425	$ 4,425	$ —	$ —
Contingent consideration	$ 4,328	$ —	$ —	$ 4,328

The following table presents financial assets and liabilities which are measured at fair value on a recurring basis as of December 31, 2023:

	Fair Value Measurements			
	Total	Level 1	Level 2	Level 3
Assets:				
Deferred compensation plan	$ 5,553	$ 5,553	$ —	$ —
Liabilities:				
Deferred compensation plan	$ 3,961	$ 3,961	$ —	$ —
Contingent consideration	$ 4,750	$ —	$ —	$ 4,750

We measure the fair value of our financial assets and liabilities using the highest level of inputs that are available as of the measurement date. The carrying amounts of cash, accounts receivable, and accounts payable approximate their fair value due to the immediate or short-term maturity of these financial instruments.

We maintain a deferred compensation plan for a select group of our highly compensated employees, in which certain of our executive officers participate in. The plan allows eligible participants to defer up to 90% of their base salary and/or incentive plan compensation as well as any refunds from our 401(k) Plan. Participants may elect investment funds selected by the Company in whole percentages. Changes in the value of compensation deferred under these plans are recognized each period based on the fair value of the underlying measurement funds. These investment funds consist primarily of equity securities, such as common stock and mutual funds, and fixed income securities and are valued at the closing price reported on the active market on which the individual securities are traded and are classified as Level 1. These investment options do not represent actual ownership of or ownership rights in the applicable funds; they serve the purpose of valuing the account and the corresponding obligation of the Company.

As of December 31, 2024 and 2023, the fair value of our First Lien Term Loan approximated its carrying value due to the debt's variable interest rate terms.

As of December 31, 2024 and 2023, we did not hold any cash investments.

As of December 31, 2024 and 2023, we recognized a Level 3 contingent consideration liability in connection with the Downtowner Car Wash acquisition. We measured its contingent consideration liability arising from our 2021 acquisition using Level 3 unobservable inputs. The contingent consideration liability is associated with the achievement of certain targets and is estimated at each balance sheet date by considering among other factors, results of completed periods and our most recent financial projection for future periods subject to earn-out payments. There are two components to the contingent consideration: a payment when we obtained the certificate of occupancy for the car wash and it opened to the public in 2023 and an ongoing annual payment based on the achievement of certain financial metrics of the business. A change in the forecasted revenue could result in a significantly lower or higher fair value measurement. We determined that there were no significant changes to the unobservable inputs that would have resulted in a change in fair value of this contingent consideration liability at December 31, 2024. During the year ended December 31, 2024, $422 payment was made. During the year ended December 31, 2023, a payment of $500 was made upon the receipt of the certificate of occupancy.

During the years ended December 31, 2024 and 2023, there were no transfers between fair value measurement levels.

11. Interest Rate Swap

In May 2020, we entered into a pay-fixed, receive-floating interest rate swap (the "Swap") to mitigate variability in forecasted interest payments on an amortizing notional of $550,000 of our variable-rate First Lien Term Loan. We designated the Swap as a cash flow hedge. In October 2022, the interest rate swap expired.

For the years ended December 31, 2024, 2023 and 2022, no amounts were reported.

12. Leases

Our incremental borrowing rate for a lease is the rate of interest we expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. To determine the incremental borrowing rates used to discount the lease payments, we estimated our synthetic credit rating and utilized market data for similarly situated companies.

Balance sheet information related to leases consisted of the following for the periods presented:

| | | As of | |
	Classification	December 31, 2024	December 31, 2023
Assets			
Operating	Operating right of use assets, net	$ 924,896	$ 833,547
Finance	Property and equipment, net	12,344	13,315
Total lease assets		$ 937,240	$ 846,862
Liabilities			
Current:			
Operating	Current maturities of operating lease liability	$ 48,986	$ 43,979
Finance	Current maturities of finance lease liability	804	746
Long-term:			
Operating	Operating lease liability	890,613	809,409
Finance	Financing lease liability	13,262	14,033
Total lease liabilities		$ 953,665	$ 868,167

Components of total lease cost, net, consisted of the following for the periods presented:

| | Year Ended December 31, | |
	2024	2023
Operating lease expense(a)	$ 112,647	$ 102,422
Finance lease expense:		
Amortization of lease assets	1,006	1,005
Interest on lease liabilities	1,036	1,087
Short-term lease expense	203	52
Variable lease expense(b)	22,185	18,141
Total lease expense	$ 137,077	$ 122,707

(a) Operating lease expense includes an immaterial amount of sublease income and is included in other store operating expenses and general and administrative expenses in the accompanying consolidated statements of operations.

(b) Variable lease costs consist primarily of property taxes, property insurance, and common area or other maintenance costs for our leases of land and buildings and is included in other store operating expenses in the accompanying consolidated statements of operations.

The following includes supplemental information for the periods presented:

| | Year Ended December 31, | |
	2024	2023
Operating cash flows from operating leases	$ 108,492	$ 100,586
Operating cash flows from finance leases	$ 1,036	$ 1,087
Financing cash flows from finance leases	$ 748	$ 668
Operating lease ROU assets obtained in exchange for lease liabilities	$ 141,139	$ 101,861
Finance lease ROU assets obtained in exchange for lease liabilities	$ 57	$ —
Weighted-average remaining operating lease term	13.94	13.86
Weighted-average remaining finance lease term	14.80	15.57
Weighted-average operating lease discount rate	8.10%	8.06%
Weighted-average finance lease discount rate	7.33%	7.33%

As of December 31, 2024, lease obligation maturities were as follows:

Fiscal Year Ending:	Operating Leases	Finance Leases
2025	$ 119,215	$ 1,783
2026	118,855	1,809
2027	115,219	1,835
2028	109,052	1,856
2029	108,701	1,575
Thereafter	1,047,969	16,850
Total future minimum obligations	$ 1,619,011	$ 25,708
Present value discount	(679,412)	(11,642)
Present value of net future minimum lease obligations	$ 939,599	$ 14,066
Current portion	(48,986)	(804)
Long-term obligations	$ 890,613	$ 13,262

Forward Starting Leases

As of December 31, 2024, we entered into 10 leases that had not yet commenced related to build-to-suit arrangements for car wash locations. These leases will commence in years 2025 through 2027 with initial lease terms of 15 to 20 years.

As of December 31, 2023, we entered into 14 leases that had not yet commenced related to build-to-suit arrangements for car wash locations. These leases will commence in years 2024 through 2026 with initial lease terms of 15 to 20 years.

Sale-leaseback Transactions

During the year ended December 31, 2024, we completed 29 sale-leaseback transactions related to car wash locations with aggregate consideration of $134,912 resulting in net losses of $8,862, which is included in (gain) loss on sale of assets, net in the consolidated statements of operations. Contemporaneously with the closing of the sales, we entered into lease agreements for the properties for initial 20-year terms. For the sale-leaseback transactions consummated for the year ended December 31, 2024, the cumulative initial annual rents for the properties were approximately $8,887, subject to annual escalations. These leases are accounted for as operating leases.

During the year ended December 31, 2023, we completed 19 sale-leaseback transactions related to car wash locations with aggregate consideration of $123,528, resulting in net gains of $1,074, which is included in (gain) loss on sale of assets, net in the consolidated statements of operations. Contemporaneously with the closing of the sales, we entered into lease agreements for the properties for initial 15- to 20-year terms. For the sale-leaseback transactions consummated for the year ended December 31, 2023, the cumulative initial annual rents for the properties were approximately $7,737, subject to annual escalations. These leases are accounted for as operating leases.

13. Stockholders' Equity

As of December 31, 2024, there were 1,000,000,000 shares of common stock authorized, 329,866,784 shares of common stock issued, and 323,693,863 shares of common stock outstanding.

As of December 31, 2024 and 2023, there were 5,000,000 shares of preferred stock authorized and none were issued or outstanding.

We use the cost method to account for treasury stock. As of December 31, 2024 and 2023, we had 6,172,921 and 3,174,227 shares of treasury stock, respectively. As of December 31, 2024 and 2023, the cost of treasury stock included in additional paid-in capital in the consolidated balance sheets was $28,895 and $6,091, respectively.

14. Stock-Based Compensation

The 2014 Plan

Under the 2014 Stock Option Plan of Hotshine Holdings, Inc. (the "2014 Plan"), the Company may grant incentive stock options or nonqualified stock options to purchase common shares of the Company to its employees, directors, officers, outside advisors and non-employee consultants.

All stock options granted under the 2014 Plan are equity-classified and have a contractual life of ten years. Under the 2014 Plan, 60% of the shares in a grant contain service-based vesting conditions and vest ratably over a five-year period and 40% of the shares in a grant contain performance-based vesting conditions ("Performance Vesting Options").

The 2021 Plan

In June 2021, the Board adopted the 2021 Incentive Award Plan (the "2021 Plan"), which was subsequently approved by the Company's stockholders and became effective on June 25, 2021. Under the 2021 Plan, the Company may grant incentive stock options, nonqualified stock options, restricted stock units ("RSUs"), restricted stock, and other stock- or cash-based awards to its employees, directors, officers, and non-employee consultants. Initially, the maximum number of shares of the Company's common stock that may be issued under the 2021 Plan is 29,800,000 new shares of common stock, which includes 256,431 shares of common stock that remained available for issuance under the 2014 Plan at June 25, 2021. Any shares of common stock subject to outstanding stock awards granted under the 2014 Plan and, following June 25, 2021, terminate, expire or are otherwise forfeited, reacquired or withheld will become available for issuance under the 2021 Plan.

All stock options granted under the 2021 Plan are equity-classified and have a contractual life of ten years. Under the 2021 Plan, the stock options contain service-based vesting conditions and generally vest ratably over a three- to five-year period (collectively with stock options under the 2014 Plan, the "Time Vesting Options"). The exercise prices for stock options granted under the 2021 Plan were not less than the fair market value of the common stock of the Company on the date of grant.

RSUs granted under the 2021 Plan are equity-classified and contain service-based conditions and generally vest ratably over one- to five-year periods. Each RSU represents the right to receive one share of the Company's common stock upon vesting. The fair value is calculated based upon the Company's closing stock price on the date of grant, and the stock-based compensation expense is recognized over the requisite service period, which is generally the vesting period.

The 2021 ESPP

In June 2021, the Board adopted the 2021 Employee Stock Purchase Plan ("2021 ESPP"), which was subsequently approved by the Company's stockholders and became effective in June 2021. The 2021 ESPP authorizes the initial issuance of up to 5,000,000 shares of the Company's common stock to eligible employees of the Company or, as designated by the Board, employees of a related company. The 2021 ESPP provides for offering periods not to exceed 27 months, and each offering period will include purchase periods. The Company determined that offering periods would commence at approximately the six-month period beginning with an enrollment date and ending with the next exercise date.

The 2021 ESPP provides that the number of shares reserved and available for issuance under the 2021 ESPP will automatically increase on January 1 of each calendar year from January 1, 2022 through January 1, 2031 by an amount equal to the lesser of (i) 0.5% of the outstanding number of shares of common stock on the immediately preceding December 31 and (ii) such lesser number of shares of common stock as determined by the Board.

Share-Based Payment Valuation

The grant date fair value of Time Vesting Options granted and stock purchase rights granted under the 2021 ESPP are determined using the Black-Scholes option-pricing model.

2021 ESPP Valuation

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant date fair value of stock purchase rights granted under the 2021 ESPP Plan during the period presented as follows:

	Year Ended December 31,	
	2024	2023
Expected volatility	38.34% - 55.99%	36.30% - 55.99%
Risk-free interest rate	4.44% - 5.41%	4.53% - 5.38%
Expected term (in years)	0.49 - 0.50	0.49 - 0.50
Expected dividend yield	None	None

Time Vesting Options

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant date fair value of Time Vesting Options granted under the 2014 Plan and 2021 Plan during the periods presented as follows:

	Year Ended December 31,		
	2024	2023	2022
Expected volatility	45.98% - 46.18%	43.74% - 46.58%	35.63% - 36.95%
Risk-free interest rate	4.08% - 4.52%	3.68% - 4.21%	2.96% - 3.65%
Expected term (in years)	6.0	6.0 - 6.26	6.0 - 6.26
Expected dividend yield	None	None	None

Stock Options

A summary of the Company's stock option activity during the most recent period presented is as follows:

	Time Vesting Options	Performance Vesting Options	Total Number of Stock Options	Weighted-Average Exercise Price
Outstanding as of December 31, 2023	11,744,894	7,705,114	19,450,008	$ 3.21
Granted	1,652,611	—	1,652,611	$ 7.05
Exercised	(3,864,216)	(5,807,647)	(9,671,863)	$ 0.79
Forfeited	(395,295)	—	(395,295)	$ 9.36
Outstanding as of December 31, 2024	9,137,994	1,897,467	11,035,461	$ 5.70
Options vested or expected to vest as of December 31, 2024	8,772,035	1,897,467	10,669,502	$ 8.75
Options exercisable as of December 31, 2024	5,593,039	1,897,467	7,490,506	$ 4.21

The number and weighted-average grant date fair value of stock options during the most recent period presented is as follows:

	Number of Stock Options		Weighted-Average Grant Date Fair Value	
	Time Vesting Options	Performance Vesting Options	Time Vesting Options	Performance Vesting Options
Non-vested as of December 31, 2023	3,629,454	—	$ 4.39	—
Granted	1,652,611	—	$ 3.13	—
Vested	(1,419,644)	—	$ 3.93	—
Forfeited	(317,465)	—	$ 4.19	—
Non-vested as of December 31, 2024	3,544,956	—	$ 4.05	—

The total grant date fair value of Time Vesting Options granted during the year ended December 31, 2024 was approximately $5,069. The total intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022 was $65,821, $54,975 and $63,104, respectively.

The fair value of stock options vested during the years ended December 31, 2024, 2023 and 2022 was $10,227, $10,611 and $19,717, respectively.

The weighted-average fair value of time vesting options granted in 2024, 2023 and 2022, estimated on the dates of grant using the Black-Scholes option pricing model, was $3.13, $4.35 and $4.85, respectively.

As of December 31, 2024 and 2023, the weighted-average remaining contractual life of outstanding stock options was approximately 5.41 years and 3.67 years.

As of December 31, 2024 and 2023, the weighted-average remaining contractual life of currently exercisable stock options was approximately 4.05 years and 2.86 years.

Restricted Stock Units

The following table summarizes our RSU activity during the periods presented as follows:

	Restricted Stock Units	Weighted-Average Grant Date Fair Value
Unvested as of December 31, 2023	3,718,505	$ 9.98
Granted	3,118,429	7.06
Vested	(1,390,754)	10.59
Forfeited	(633,699)	8.56
Unvested as of December 31, 2024	4,812,481	$ 8.10

The total fair value of RSUs that vested during the year ended December 31, 2024 was $9,909.

As of December 31, 2024 and 2023, the weighted-average remaining contractual life of outstanding RSUs was approximately 8.89 years and 8.97 years, respectively.

Stock-Based Compensation Expense

The Company estimated a forfeiture rate of 10.03% for awards with service-based vesting conditions based on historical experience and future expectations of the vesting of these share-based payments. The Company used this rate as an assumption in calculating stock-based compensation expense for Time Vesting Options, RSUs, and stock purchase rights granted under the 2021 ESPP.

Total stock-based compensation expense, by caption, recorded in the consolidated statements of operations for the periods presented is as follows:

	Year Ended December 31,		
	2024	2023	2022
Cost of labor and chemicals	$ 10,403	$ 8,879	$ 8,349
General and administrative	15,160	15,122	13,956
Total stock-based compensation expense	$ 25,563	$ 24,001	$ 22,305
Income tax benefit for stock-based compensation expense	$ (4,524)	$ (4,380)	$ (3,932)

Total stock-based compensation expense, by award type, recorded in the consolidated statements of operations for the periods presented is as follows:

	Year Ended December 31,		
	2024	2023	2022
Time Vesting Options	$ 6,156	$ 6,812	$ 6,922
RSUs	18,596	16,230	13,984
2021 ESPP	811	959	1,399
Total stock-based compensation expense	$ 25,563	$ 24,001	$ 22,305

As of December 31, 2024, total unrecognized compensation expense related to unvested Time Vesting Options was $5,679, which is expected to be recognized over a weighted-average period of 1.99 years.

As of December 31, 2024, there was no unrecognized compensation expense related to unvested Performance Vesting Options as the completion of the IPO satisfied the performance condition and as a result, all outstanding Performance Vesting Options vested.

As of December 31, 2024, total unrecognized compensation expense related to unvested RSUs was $17,625, which is expected to be recognized over a weighted-average period of 2.05 years.

As of December 31, 2024, total unrecognized compensation expense related to unvested stock purchase rights under the 2021 ESPP was $307, which is expected to be recognized over a weighted-average period of 0.37 years.

15. Employee Retirement Savings Plan

In January 2011, we established a defined contribution 401(k)-plan to benefit certain employees. The 401(k)-plan sponsor is a wholly owned subsidiary of the Company. Employees are eligible to participate if they are at least 18 years of age and have worked for the Company for at least six months. We may make discretionary matching contributions. For the years ended December 31, 2024, 2023 and 2022, we made $1,341, $1,232, and $1,153, respectively, of matching contributions.

We maintain a nonqualified deferred compensation plan for certain management employees. Under the deferred compensation plan, a participant may elect to defer up to 90% of their base salary, 90% of their annual bonus, and/or 100% of 401(k) contributions that fail the top-heavy testing for highly compensated employees. We may make discretionary matching contributions. As of December 31, 2024 and 2023, the deferred compensation liability under this plan within accrued payroll and related expenses was $4,425 and $3,961, respectively.

16. Business Combinations

From time to time, we may pursue acquisitions of conveyorized car washes that either strategically fit with the business or expand our presence in new and attractive markets.

We account for business combinations under the acquisition method of accounting. The assets acquired, and liabilities assumed in connection with business acquisitions are recorded at the date of acquisition at their estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired and intangible assets assigned, recorded as goodwill. Significant judgment is required in estimating the fair value of assets acquired and liabilities assumed and in assigning their respective useful lives. Accordingly, we may engage third-party valuation specialists to assist in these determinations. The fair value estimates are based on available historical information and on future expectations and assumptions deemed reasonable by management; but are inherently uncertain.

The consolidated financial statements reflect the operations of an acquired business starting from the effective date of the acquisition. We expensed $0, $208 and $647 of acquisition-related costs for the years ended December 31, 2024, 2023 and 2022, respectively. These acquisition-related costs are expensed as incurred and are included in general and administrative expenses in the accompanying consolidated statements of operations.

For both years ended December 31, 2024 and 2023, the amount of acquired goodwill that is not deductible for income tax purposes was $0. The goodwill recognized in 2023 was primarily attributable to the expected synergies to be achieved from the business combinations.

2024 Acquisitions

For the year ended December 31, 2024, we did not consummate any acquisitions.

2023 Acquisitions

For the year ended December 31, 2023, we acquired the assets and liabilities of six conveyorized car washes in two acquisitions for total consideration of approximately $51,217, which was paid in cash. These acquisitions resulted in the preliminary recognition of $24,919 of goodwill, $22,555 of property and equipment, $3,580 of ROU assets, $640 of intangible assets, $101 of other net liabilities, and $376 of a bargain purchase gain. The bargain purchase gain is not material and is recorded within (gain) loss on sale of assets, net on the consolidated statements of operations. We do not believe these acquisitions are material to our overall consolidated financial statements.

The acquisitions were located in the following markets:

Location (Seller)	Number of Washes	Month Acquired
Arizona (Dynamite Car Wash)	1	April
California (Cruizers Car Wash)	5	July

Unaudited Supplemental Pro Forma Information

The following table presents unaudited supplemental pro forma information for the periods presented as if the business combinations had occurred on January 1, 2022:

	Year Ended December 31,	
	2023	2022
Net revenues	$ 12,655	$ 9,340
Net income	$ 2,807	$ 355

The pro forma results presented above primarily include amortization charges for acquired intangible assets, depreciation adjustments for property and equipment that has been revalued, adjustments for certain acquisition-related charges, and the related tax effects. The pro forma information is presented for information purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at such time.

For the year ended December 31, 2023 the revenues and earnings of the acquisitions reflected in the accompanying consolidated statements of operations were $6,415 and $1,356, respectively.

17. Related-Party Transactions

For the years ended December 31, 2024, 2023, and 2022, total fees and expenses paid by the Company to Leonard Green Partners ("LGP"), the majority owner of the Company were not material. Fees and expenses paid to LGP are included in general and administrative expenses in the accompanying consolidated statements of operations.

18. Commitments and Contingencies

Litigation

From time to time, we are party to pending or threatened lawsuits arising out of or incident to the ordinary course of business. We carry professional and general liability insurance coverage and other insurance coverages. In the opinion of management and upon consultation with legal counsel, none of the pending or threatened lawsuits will have a material effect upon the consolidated financial position, operations, or cash flows of the Company.

Class Action Litigation

On February 14, 2023, a plaintiff filed a purported class action lawsuit in the Stanislaus County Superior Court, California, on behalf of all non-exempt employees employed by Defendants Prime Shine LLC, a wholly-owned subsidiary of the Company, in California any time between February 14, 2019, and the present, against Prime Shine, LLC and Does 1 – 20 inclusive. Plaintiff alleges eight claims for violations of the California Labor Code and one claim for violation of the California Business and Professions Code. On June 13, 2023, Plaintiff filed a First Amended Complaint to add a claim for penalties pursuant to the Private Attorneys General Act. Plaintiff seeks, among other things, an unspecified amount for unpaid wages, actual, consequential, and incidental losses, penalties, and attorneys' fees and costs. The parties agreed to an informal exchange of information in lieu of formal discovery prior to mediation with an experienced wage-and-hour mediator. In October 2023, following mediation, both parties agreed to settle the lawsuit. A financial amount was accrued that was not material to our consolidated financial statements. A formal written settlement agreement has been executed by the parties and the Court granted preliminary approval of settlement. No putative class members objected or opted out of the settlement during the class action settlement notice period. The Court entered final approval of the class action settlement on July 19, 2024. In August 2024, the Company made the settlement payment in accordance with the Court's final approval, fulfilling our financial obligation under the terms of the settlement agreement. By mid-2025, the court clerk is expected to administratively close the case.

Insurance

We carry a broad range of insurance coverage, including general and business auto liability, commercial property, workers' compensation, cyber risk, directors and officers, and general umbrella policies. As of December 31, 2024 and 2023, we accrued $4,803 and $4,311, respectively, for assessments on insurance claims filed, which are included in other accrued expenses in the accompanying consolidated balance sheets. As of December 31, 2024 and 2023, we recorded $4,250 and $3,686, respectively, in other receivables from our non-healthcare insurance carriers related to these insurance claims, which are included in other receivables in the accompanying consolidated balance sheets. The receivables are paid when the claim is finalized and the reserved amounts on these claims are expected to be paid within one year.

Environmental Matters

Operations at certain facilities currently or previously owned or leased by us utilize, or in the past have utilized, hazardous substances generally in compliance with applicable law. Periodically, we have had minor claims asserted against us by regulatory agencies or private parties for environmental matters relating to the handling of hazardous substances by us, and we have incurred obligations for investigations or remedial actions with respect to certain of these matters. There can be no assurances that activities at these facilities, or future facilities owned or operated by us, may not result in additional environmental claims being asserted against us or additional investigations or remedial actions being required. We are not aware of any significant remediation matters as of December 31, 2024. Because of various factors including the difficulty of identifying the responsible parties for any particular site, the complexity of determining the relative liability among them, the uncertainty as to the most desirable remediation techniques and the amount of damages and clean-up costs and the time period during which such costs may be incurred, we are unable to reasonably estimate the ultimate cost of claims asserted against us related to environmental matters; however, we do not believe such costs will be material to its consolidated financial statements.

In addition to potential claims asserted against us, there are certain regulatory obligations associated with these facilities. We also have a third-party specialist to review the sites subject to these regulations annually, for the purpose of assigning future cost. A third party has conducted a preliminary assessment of site restoration provisions arising from these regulations and we have recognized a provisional amount. As of December 31, 2024 and 2023, we recorded an environmental remediation accrual of $25 and $15, respectively, which is included in other accrued expenses in the accompanying consolidated balance sheets.

19. Segment Information

The Company operates as one operating segment where it derives its revenues from activities related to providing car wash services at its car wash locations that are geographically diversified throughout the United States and have similar economic characteristics and nature of services.

To assess consolidated performance the chief operating decision maker ("CODM"), who is the Chief Executive Officer, evaluates the operating results and performance through net income. Our CODM regularly reviews net income as reported on the consolidated statement of operations and total assets as reported on the consolidated balance sheet for purposes of evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting future periods. As presented on the consolidated statements of operations, the CODM views consolidated expense information related to the cost of labor and chemicals, other store operating expenses, and general and administrative expenses to be significant and there are no other significant segment expenses or items that would require disclosure.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

In order to ensure that the information we must disclose in our filings with the SEC is recorded, processed, summarized and reported on a timely basis, we have developed and implemented disclosure controls and procedures. Our management, with the participation of our President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our management, including the President and Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures were effective as of December 31, 2024 in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the fourth quarter of 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).

Using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework), our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024.

Based on this assessment, management concluded that, as of December 31, 2024, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The independent registered public accounting firm, Deloitte & Touche LLP, has also audited the effectiveness of our internal control over financial reporting as of December 31, 2024. Their report is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Mister Car Wash, Inc.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Mister Car Wash, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 21, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Tempe, Arizona
February 21, 2025

Item 9B. Other Information

Rule 10b5-1 Trading Plan Arrangements

During the quarter ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1 of the Exchange Act) adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as such terms are defined under Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Insider Trading Policy and Procedures

Mister Car Wash has an insider trading policy governing the purchase, sale and other dispositions of Mister Car Wash's securities that applies to all personnel of Mister Car Wash and its subsidiaries, including directors, officers and employees and other covered persons, as well as the Company itself. Mister Car Wash believes that its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. A copy of Mister Car Wash's insider trading policy is filed as Exhibit 19.1 to this report.

Code of Conduct

Our board of directors has adopted a code of conduct (the "Code of Conduct") applicable to all of our officers, directors, and employees. Our Code of Conduct is available on our website at *www.mistercarwash.com* under Investor Relations. Our Code of Conduct is a "code of ethics" as defined in Item 406(b) of Regulation S-K. We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Conduct on our website.

The other information responsive to this item is incorporated herein by reference to our Proxy Statement with respect to our 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year covered by this Annual Report on Form 10-K.

Item 11. Executive Compensation

Information responsive to this item is incorporated herein by reference to our Proxy Statement with respect to our 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year covered by this Annual Report on Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information responsive to this item is incorporated herein by reference to our Proxy Statement with respect to our 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year covered by this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information responsive to this item is incorporated herein by reference to our Proxy Statement with respect to our 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year covered by this Annual Report on Form 10-K.

Item 14. Principal Accountant Fees and Services

Our independent registered public accounting firm is Deloitte & Touche LLP (PCAOB ID No. 34).

Information responsive to this item is incorporated herein by reference to our Proxy Statement with respect to our 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year covered by this Annual Report on Form 10-K.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)   The following documents are filed as part of this report:

1.   Consolidated financial statements: All consolidated financial statements as set forth under Part II, Item 8 of this Annual Report on Form 10-K.

2.   Supplementary Financial Statement Schedules: Supplementary schedules have not been included because they are not applicable or because the information is included elsewhere in this report.

3.   Exhibits:

Exhibit Number	Description	Form	File. No	Exhibit	Filing Date	Filed or Furnished Herewith
2.1+	Equity Purchase Agreement, dated December 8, 2021, by and among Sunshine Acquisition Sub Corp., Clean Streak Ventures, LLC, MDKMH Partners, Inc., Clean Streak Ventures Intermediate Holdco, LLC (the "CSV Seller"), MKH Capital Partners Offshore Fund I, LP (the "CSV Blocker Seller" and together with the CSV Seller, each a "Seller" and together the "Sellers"), and Clean Streak Ventures Holdco, LLC, as the representative of the Sellers.	10-Q	001-40542	2.1	05/13/2022	
3.1	Amended and Restated Certificate of Incorporation of the Company	8-K	001-40542	3.2	06/01/2022	
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation	8-K	001-40542	3.1	06/01/2023	
3.3	Amended and Restated Bylaws of the Company	8-K	001-40542	3.2	07/02/2021	
4.1	Description of Capital Stock					*
10.1	Amended and Restated Shareholders Agreement, dated June 29, 2021, among the Company and certain of its shareholders	8-K	001-40542	10.1	07/02/2021	
10.2	Second Amendment to the First Lien Term Loan Agreement, dated June 4, 2021, by and among Mister Car Wash Holdings, Inc. and the parties thereto named therein	S-1/A	333-256697	10.1(b)	6/17/2021	
10.3	Amended and Restated First Lien Term Loan Agreement, dated May 14, 2019, by and among Mister Car Wash Holdings, Inc. and the parties thereto named therein	S-1	333-256697	10.1	06/02/2021	
10.4	First Amendment to the Amended and Restated First Lien Term Loan Agreement, dated February 5, 2020, by and among Mister Car Wash Holdings, Inc. and the parties thereto named therein	S-1	333-256697	10.1(a)	06/02/2021	
10.5	Second Amendment to the First Lien Term Loan Agreement, dated June 4, 2021, by and among Mister Car Wash Holdings, Inc. and the parties thereto named therein	S-1	333-256697	10.2	06/02/2021	
10.6	First Amendment to the Second Lien Term Loan Agreement, dated March 31, 2020, by and among Mister Car Wash Holdings, Inc. and the parties thereto named therein	S-1	333-256697	10.2(a)	06/02/2021	
10.7	Third Amendment to the First Lien Term Loan Agreement, dated December 8, 2021, by and among Mister Car Wash Holdings, Inc. and the parties thereto named therein	10-K	001-40542	10.7	03/25/2022	

10.8	Amendment No. 5 to the First Lien Term Loan Agreement, dated March 27, 2024, by and among Mister Car Wash Holdings, Inc., and the parties thereto named therein.	8-K	001-40542	10.1	04/01/2024	
10.9	Amendment No. 6 to the First Lien Term Loan Agreement, dated November 26, 2024, by and among Mister Car Wash Holdings, Inc., and the parties thereto named therein.	8-K	001-40542	10.1	12/03/2024	
10.10†	2014 Stock Option Plan of Hotshine Holdings, Inc.	S-1	333-256697	10.3	06/02/2021	
	Form of Option Agreement under the 2014 Stock Option Plan of Hotshine Holdings, Inc. Form of Option Agreement under the 2014 Stock Option Plan of Hotshine Holdings, Inc.	S-1	333-256697	10.3(a)1	06/02/2021	
10.11†	Mister Car Wash, Inc. 2021 Incentive Award Plan	S-1A	333-256697	10.4	06/17/2021	
10.12†	Mister Car Wash, Inc. 2021 Employee Stock Purchase Plan	S-1A	333-256697	10.12	06/17/2021	
10.13†	Mister Car Wash, Inc. Executive Severance Plan					*
10.14†	Non-Employee Director Compensation Policy	S-1A	333-256697	10.5	06/17/2021	
10.15†	Form of Indemnification and Advancement Agreement	S-1A	333-256697	10.6	06/17/2021	
10.16†	Employment Agreement with John Lai	10-K	001-40542	10.14	03/25/2022	
10.17†	Form of Option Agreement under the Mister Car Wash, Inc. 2021 Incentive Award Plan					*
10.18†	Form of RSU Agreement under the Mister Car Wash, Inc. 2021 Incentive Award Plan					*
10.19†	Mister Car Wash, Inc. 2021 Employee Stock Purchase Plan	S-1A	333-256697	10.12	06/17/2021	
10.20	Fourth Amendment to the First Lien Term Loan Agreement, dated December 12, 2022, by and among Mister Car Wash Holdings, Inc. and the parties thereto named therein	10-K	001-40542	10.20	02/24/2023	
10.21†	Car Wash Partners, Inc. Nonqualified Deferred Compensation Plan, as amended and restated effective January 1, 2022	10-Q	001-40542	10.2	05/03/2023	
10.22†	Promotion Letter with Joseph Matheny	10-K	001-40542	10.23	02/23/2024	
10.23†	Offer Letter with Mary Porter	10-K	001-40542	10.25	02/23/2024	
10.24	Amendment No. 5 to the First Lien Term Loan Agreement, dated March 27, 2024, by and among Mister Car Wash Holdings, Inc., and the parties thereto named therein.	8-K	001-40542	10.1	04/01/2024	
10.25†	Transition and Severance Agreement, dated June 24, 2024, by and between Mister Car Wash, Inc. and Mayra Chimienti	8-K	001-40542	10.1	06/28/2024	
10.26	Amendment No. 6 to the First Lien Term Loan Agreement, dated November 26, 2024, by and among Mister Car Wash Holdings, Inc., and the parties thereto named therein.	8-K	001-40542	10.1	12/03/2024	
10.27†	Offer Letter with Carlos Chavez					*
10.28†	Transition and Severance Agreement, effective as of January 6, 2025, by and between Mister Car Wash, Inc. and Markus Hartmann	8-K	001-40542	10.1	01/29/2025	
19.1	Mister Car Wash, Inc. Insider Trading Policy					*

21.1	List of subsidiaries of Mister Car Wash, Inc.	*
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm	*
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)	*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).	*
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.	**
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.	**
97.1	Mister Car Wash, Inc. Clawback Policy	*
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	*
101.SCH	Inline XBRL Taxonomy Extension Schema Document	*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	*

* Filed herewith.

** Furnished herewith.

†   Indicates management contract or compensatory plan.

+   Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mister Car Wash, Inc.

Date: February 21, 2025   By: /s/ John Lai

John Lai
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Date: February 21, 2025   By: /s/ Jedidiah Gold

Jedidiah Gold
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John Lai John Lai	Chairman, President and Chief Executive Officer (principal executive officer)	February 21, 2025
/s/ Jedidiah Gold Jedidiah Gold	Chief Financial Officer (principal financial and accounting officer)	February 21, 2025
/s/ John Danhakl John Danhakl	Director	February 21, 2025
/s/ Jonathan Seiffer Jonathan Seiffer	Director	February 21, 2025
/s/ J. Kristofer Galashan J. Kristofer Galashan	Director	February 21, 2025
/s/ Jeffrey Suer Jeffrey Suer	Director	February 21, 2025
/s/ Jodi Taylor Jodi Taylor	Director	February 21, 2025
/s/ Dorvin Lively Dorvin Lively	Director	February 21, 2025
/s/ Ronald Kirk Ronald Kirk	Director	February 21, 2025
/s/ Veronica Rogers Veronica Rogers	Director	February 21, 2025
/s/ Atif Rafiq Atif Rafiq	Director	February 21, 2025



Mister®

Board of Directors	Position
John Lai	Chairman, President and Chief Executive Officer of Mister Car Wash, Inc.
John Danhakl	Managing Partner, Leonard Green & Partners, L. P.
J. Kristofer Galashan	Partner, Leonard Green & Partners, L. P.
Ronald Kirk	Former United States Trade Representative under President Obama
Dorvin Lively	Former President, Planet Fitness, Inc.
Atif Rafiq	Former President of Customers, Commercial, and Growth, MGM Resorts International
Veronica Rogers	Former Senior Vice President , Head of Global Sales & Business Operations, Sony Interactive Entertainment LLC
Jonathan Seiffer	Senior Partner, Leonard Green & Partners, L. P.
Jeffrey Suer	Partner, Leonard Green & Partners, L. P.
Jodi Taylor	Former Chief Financial Officer, Container Store Group, Inc.

Executive Officers	Position
John Lai	Chairman, President, and Chief Executive Officer
Jedidiah Gold	Chief Financial Officer
Joseph Matheny	Chief Innovation Officer
Mary Porter	Chief People Officer
Carlos Chavez	Chief Technology Officer

Shareholder Information

Stock Exchange Information

Mister Car Wash common stock is traded on the Nasdaq Global Select Market (Nasdaq) under the symbol "MCW"

Transfer Agent

Equiniti Trust Company, LLC ("EQ")
48 Wall Street, Floor 23
New York, NY 10005
(800) 937-5449
www.equiniti.com

Investor Relations

Mister Car Wash, Inc.
Attn: Investor Relations
222 5th St.
Tucson, AZ 85705
IR@mistercarwash.com

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Tempe, AZ



Inspiring People to *Shine*®

mistercarwash.com